United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-13542

IRSA Inversiones y Representaciones Sociedad Anónima

(Exact name of registrant as specified in its charter)

IRSA Investments and Representations Inc.

(Translation of registrant’s name into English)

Carlos Della Paolera 261

(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached Form 6-K to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA,” the “Company,” “we,” “our” or “us”) is filing this report on Form 6-K (this “Form 6-K”) pursuant to Financial Reporting Manual of the U.S. Securities and Exchange Commission (“SEC”), Rule 6220.6, which requires that if financial information reporting revenues and income for an annual or interim period more current than otherwise required by Item 8 of Form 20-F is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in a registration statement. Pursuant to such rule, we are filing as Exhibit 99.1 to this Form 6-K our unaudited condensed interim consolidated financial statements as of December 31, 2024 and for the six-month periods ended December 31, 2024 and 2023. Our audited consolidated financial statements as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024, 2023 and 2022 (the “Audited Consolidated Financial Statements”), as filed with our annual report on Form 20-F filed with the SEC on October 23, 2024 (the “Annual Report”), have not been further restated as of the measuring unit current as of December 31, 2024, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that constitute estimates and forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “should,” “plans,” “expects,” “predicts,” “potential,” “seek” and similar words or phrases, or the negative of these terms or other similar expressions, are intended to identify estimates and forward-looking statements. Some of these statements include statements regarding our current intent, belief or expectations. While we consider these expectations and assumptions to be reasonable, forward-looking statements are subject to various risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are not guarantees of future performance. Actual results may be substantially different from the expectations described in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America, other developed and/or emerging markets;

●
the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

●
inflation and interest rates;

●
fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future regulations and changes in law or in the interpretation by courts;

●
price fluctuations and the overall state of the real estate market;

●
political, civil and armed conflicts;

●
risks related to climate change;

●
impact of the spread and variants of infectious diseases, including COVID-19, on our business;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations in the aggregate principal amount of Argentine public debt outstanding and any default on Argentina’s sovereign debt;

●
the impact on the negotiation with the International Monetary Fund (“IMF”) and the restructuring of Argentina’s sovereign debt with the IMF;

●
governmental intervention in the private sector and in the economy; including through nationalization, expropriation, labor regulation, or other acts;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
our ability to retain key members of our senior management, and our relationship with our employees;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
the potential reduction in office use as a result of the implementation of hybrid work schemes combining remote and in-person work;

●
our ability to take advantage of opportunities in the real estate market on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
threats of cybersecurity breaches;

●
deterioration of regional, national or global businesses and economic conditions;

●
the integration of any acquisitions and the failure to realize expected synergies;

●
an increase and/or creation of taxes;

●
changes in current regulations related to urban and commercial leases;

●
incidents of government corruption that adversely impact the development of our real estate projects; and

●
the risk factors discussed under “Risk Factors.”

Forward-looking statements refer only to the date of this report on Form 6-K, and we undertake no obligation to update or revise any estimate or forward-looking statement due to new information, future events, or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected financial information as of December 31, 2024 and June 30, 2024 and for the six-month periods ended December 31, 2024 and 2023. The selected interim consolidated statement of income and other comprehensive income data and the selected interim consolidated statement of cash flow data for the six-month periods ended December 31, 2024 and 2023 and the selected interim consolidated statement of financial position data as of December 31, 2024 have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB and have been derived from our unaudited condensed interim consolidated financial statements as of December 31, 2024 and for the six-month periods ended December 31, 2024 and 2023 (our “Q2 Unaudited Condensed Interim Consolidated Financial Statements”) included as an exhibit to this Form 6-K. The results of our operations for the six-month period ended December 31, 2024 are not necessarily indicative of the results expected for the full fiscal year ending June 30, 2025.

Our Q2 Unaudited Condensed Interim Consolidated Financial Statements and the selected financial information set forth below is presented in the measuring unit current at the end of the reporting period as of December 31, 2024 (the most recent period for which financial statements were included in this Form 6-K).

You should read the information below in conjunction with our Q2 Unaudited Condensed Interim Consolidated Financial Statements, including the notes thereto.

Summarized Consolidated Financial and Other Information

	For the six-month period ended December 31,
	2024	2024	2023
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME	(in millions of USD) (i) (ii)	(in millions of ARS)
Revenues	206	212,141	220,936
Costs	(79)	(81,207)	(71,331)
Gross profit	127	130,934	149,605
Net (loss) / gain from fair value adjustment of investment properties	(226)	(233,073)	300,126
General and administrative expenses	(27)	(28,299)	(31,509)
Selling expenses	(9)	(9,688)	(12,468)
Other operating results, net	(9)	(9,658)	(1,520)
(Loss) / profit from operations	(145)	(149,784)	404,234
Share of profit of associates and joint ventures	24	24,777	43,393
(Loss) / profit before financial results and income tax	(121)	(125,007)	447,627
Finance income	2	1,615	10,383
Finance costs	(24)	(25,224)	(32,901)
Other financial results	64	66,196	(73,764)
Inflation adjustment	7	6,999	67,525
Financial results, net	48	49,586	(28,757)
(Loss) / profit before income tax	(73)	(75,421)	418,870
Income tax expense	33	34,450	(112,666)
(Loss) / profit for the period	(40)	(40,971)	306,204

(Loss) / Profit for the period attributable to:
Equity holders of the parent	(39)	(39,773)	295,155
Non-controlling interest	(1)	(1,198)	11,049

Total comprehensive (loss) / income attributable to:
Equity holders of the parent	(40)	(40,790)	284,467
Non-controlling interest	(1)	(1,585)	12,077

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates	(1)	(1,404)	(9,660)
Total other comprehensive loss for the period	(1)	(1,404)	(9,660)
Total comprehensive (loss) / income for the period	(41)	(42,375)	296,544

	For the six-month period ended December 31,
	2024	2024	2023
	(in millions of USD)(i)(ii)	(in millions of ARS)
CASH FLOW DATA
Net cash generated from operating activities	77	79,218	73,049
Net cash (used in) / generated from investing activities	(14)	(14,843)	112,413
Net cash used in financing activities	(58)	(60,222)	(196,594)
Cash and cash equivalents at beginning of period	33	34,277	39,311
Cash and cash equivalents at end of period	36	36,659	34,918
Net increase / (decrease) in cash and cash equivalents	4	4,153	(11,132)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024		As of June 30, 2024
	(in millions of USD) (i) (ii)	(in millions of ARS)
ASSETS
Non-current assets
Investment properties	1,810	1,868,304	2,062,597
Property, plant and equipment	44	45,261	44,284
Trading properties	21	22,110	23,661
Intangible assets	62	64,279	78,241
Investment in associates and joint ventures	173	178,132	156,712
Deferred income tax assets	6	5,840	7,383
Income tax credit	-	24	13
Right-of-use assets	6	6,323	12,933
Trade and other receivables	32	33,375	41,424
Investments in financial assets	7	6,823	12,346
Derivative financial instruments	-	-	68
Total non-current assets	2,161	2,230,471	2,439,662
Current Assets
Trading properties	-	355	498
Inventories	1	1,180	1,308
Income tax credit	-	193	1,302
Trade and other receivables	81	83,543	92,301
Investments in financial assets	145	149,404	146,162
Derivative financial instruments	-	1	-
Cash and cash equivalents	36	36,659	34,277
Total Current Assets	263	271,335	275,848
TOTAL ASSETS	2,424	2,501,806	2,715,510
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Share capital	7	7,390	7,181
Treasury stock	-	93	234
Inflation adjustment of share capital and treasury stock	384	396,792	396,788
Warrants	24	24,965	26,771
Share premium	567	583,520	579,483
Additional paid-in capital from treasury stock	(54)	(55,607)	(12,484)
Legal reserve	56	58,070	58,070
Special reserve	218	224,666	224,666
Other reserves	(79)	(81,416)	9,166
Retained earnings	(2)	(2,004)	16,717
Total capital and reserves attributable to equity holders of the parent	1,121	1,156,469	1,306,592
Non-controlling interest	77	80,071	89,386
TOTAL SHAREHOLDERS’ EQUITY	1,198	1,236,540	1,395,978
LIABILITIES
Non-current liabilities
Borrowings	217	224,270	224,518
Lease liabilities	3	3,254	10,972
Deferred income tax liabilities	566	583,942	679,023
Trade and other payables	47	48,107	46,414
Provisions	25	25,327	25,461
Salaries and social security liabilities	-	119	136
Total non-current liabilities	858	885,019	986,524
Current liabilities
Borrowings	219	227,017	219,741
Lease liabilities	1	937	2,291
Trade and other payables	84	86,648	88,048
Income tax liabilities	50	51,734	8,111
Provisions	4	4,088	4,463
Derivative financial instruments	-	6	5
Salaries and social security liabilities	10	9,817	10,349
Total current liabilities	368	380,247	333,008
TOTAL LIABILITIES	1,226	1,265,266	1,319,532
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,424	2,501,806	2,715,510

	For the six-month period ended December 31,
	2024	2024	2023
OTHER FINANCIAL DATA	(in millions of USD) (i) (ii)	(in millions of ARS; except per share data)
Basic net (loss) / income per common share (1)	(0.05)	(54.19)	395.12
Diluted net (loss) / income per common share (2)	(0.05)	(54.19)	395.65
Basic net (loss) / income per GDS (1) (3)	(0.53)	(541.90)	3,951.20
Diluted net (loss) / income per GDS (1) (3)	(0.53)	(541.90)	3,956.50
Basic weighted – average number of common shares	733,790,109	733,790,109	747,115,573
Diluted weighted – average number of common shares (4)	844,705,531	844,705,531	830,839,548
Depreciation and amortization	4	4,437	3,922
Capital expenditures	51	52,589	9,843
Dividend paid (5)	(92)	(94,676)	(197,261)
Dividends per common share	(0.12)	(128.11)	(271.12)
Dividends per GDS	(1.24)	(1,281.09)	(2,711.20)
Number of common shares outstanding	739,024,068	739,024,068	727,578,808
Capital Stock	7,390	7,390	7,276
Profitability (6)	(0.00)	(0.03)	0.17

	As ofDecember 31, 2024	As ofDecember 31, 2024	As ofJune 30, 2024
	(in millions of USD)(i) (ii)	(in millions of ARS; except ratios)
Working capital	(106)	(108,912)	(57,160)
Ratio of current assets to current liabilities (7)	0.00	0.82	0.83
Ratio of shareholders’ equity to total liabilities (8)	0.00	1.04	1.06
Ratio of non current assets to total assets (9)	0.00	0.89	0.90

(i)
Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated Argentine Peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of December 31, 2024, which was ARS 1,032 per USD 1.00. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.
(1)
Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2)
Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares including treasury shares.
(3)
Determined by multiplying the amounts per share by ten (one Global Depositary Shares is equal to ten common shares).
(4)
Considering the exercise of all outstanding warrants to purchase our ordinary shares.
(5)
Dividend amounts, corresponding to fiscal year ending on June 30 of each year, are determined by the annual shareholders' meeting of IRSA, which takes place in October of each year.
(6)
Calculated as the ratio of Net Income / Average Equity.
(7)
Calculated as the ratio of Current Assets / Current Liabilities.
(8)
Calculated as the ratio of Equity / Total Liabilities.
(9)
Calculated as the ratio of Non-Current Assets / Total Assets.

RISK FACTORS

You should carefully consider the risk factors below before making an investment decision. The risks and uncertainties described below are not the only ones that are relevant to your investment decision. There may be additional risks and uncertainties that we do not know about or that we currently believe are immaterial. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, prospects and financial condition, and you could lose all or part of your investment.

Risks Relating to Argentina

We depend on macroeconomic and political conditions in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative Gross Domestic Product (“GDP”) growth, high inflation levels, and currency devaluation. Argentina’s sustainable economic growth depends on a variety of factors, such as international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, consumer and foreign and domestic investor confidence, a stable inflation rate, national employment levels, and the circumstances of Argentina’s regional trade partners.

According to the World Bank, the Argentine economy decreased by 1.6% in 2023, due to persistent macroeconomic imbalances and severe droughts that caused a 26.0% decrease in agricultural production. The World Bank estimated that Argentina’s real GDP decreased by 2.8% in 2024 due to the measures announced by the Argentine government, which include the realignment of relative prices and the elimination of fiscal and external imbalances. During 2024, public spending and inflation rates in Argentine have decreased, however, inflation remained high. The World Bank also estimated that the Argentine economy will grow by 3.2% in 2025, mainly as a result of improved weather conditions, investments in the energy sector, and the recovery of agricultural production. However, these estimates may not be met.

The Argentine economy remains vulnerable and unstable, given that investment as a percentage of GDP remains low to sustain the growth rate of recent decades, the supply of energy or natural gas may not be sufficient to meet the increase in industrial activity (thus limiting industrial development) and consumption, and unemployment and informal employment remain high. According to a Morgan Stanley Capital International release of June 2021, Argentina was considered an emerging market until June 2021, when it was classified as a “standalone market”. Standalone markets are considered to present additional risks such as government restrictions that may limit investments and risks associated with political developments. In addition, protests or strikes may negatively affect the stability of the political, social, and economic environment and could negatively impact global financial market confidence in the Argentine economy.

On November 19, 2023, a presidential runoff election took place in Argentina between Javier Milei, candidate of “La Libertad Avanza”, and Sergio Massa, candidate of “Union por la Patria”, with Javier Milei being elected President of Argentina with 55.69% of the votes. Following the 2023 elections, La Libertad Avanza has 7 of the 72 representatives in the Senate and 41 of the 257 representatives in the Chamber of Deputies.

The current Argentine administration faces significant macroeconomic challenges, such as continuing reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the Argentine Peso, eliminating exchange controls, refinancing debt with private creditors, and improving the competitiveness of the Argentine economy. Since the new Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future. However, several of these measures are being challenged in Congress and submitted to judicial proceedings.

The Argentine economy may be affected if political and social pressures inhibit the Argentine government’s implementation of policies designed to control inflation, generate growth, and improve consumer and investor confidence, or if the policies implemented by the Argentine government to achieve these goals are unsuccessful. These developments could materially affect our financial condition and the results of our operations.

We cannot assure you that a decline in economic growth or political conditions in Argentina will not adversely affect our business, financial condition or results of operation.

Economic and political developments in Argentina, and future policies of the new Argentine government may adversely affect the Argentine economy and the sectors in which we perform our activities.

The Argentine government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In recent history, the Argentine government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls, and exchange controls.

In times of economic, social, or political crisis, companies operating in Argentina may face the risk of strikes, expropriations, nationalizations, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

The success of these measures, or other measures that the Argentine government and/or the Central Bank may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation, or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses.

Additionally, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Argentine government could undermine our ability to make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

We cannot assure you that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine government adopts or may adopt, will not adversely affect the market value of our GDSs, our business, financial condition and/or results of operation.

Certain measures that may be taken by the new Argentine government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government has exercised substantial control over the economy, including through the regulation of market conditions and prices.

On December 21, 2023, the new Argentine government issued Emergency Decree No. 70/2023, named “Bases para la Reconstrucción de la Economía Argentina.” The Decree No. 70/2023 declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025, among other matters. As of the date of this report on Form 6-K, this decree remains under congressional and judicial review, although it became effective on December 29, 2023. If this the Decree No. 70/2023 is repealed, it will cease to be valid, without prejudice to rights acquired during its validity, in accordance with Law No. 26,122.

On December 27, 2023, the new Argentine government sent to Congress a bill named “Bases y Puntos de Partida para La Libertad de los Argentinos,” (the “Omnibus Law”). The Omnibus Law is an extensive bill that includes liberal economic measures and a strong fiscal adjustment, and aims to deregulate the Argentine economy, modernize the government organizational chart by reducing ministries and structures of the Argentine government, ease labor laws, and privatize state-owned companies.

In February 2024, the Argentine government withdrew the first bill of the Omnibus Law from the Argentine Congress. As a result, work began on a new Omnibus Law bill, along with a tax reform. In order to secure the approval of both the Omnibus Law and the tax reform, the Argentine government made numerous changes to the bill. Unlike the first bill, the second bill of the Omnibus Law was reduced from over 500 sections to 232. In April 2024, the Argentine government sent a new bill of the Omnibus Law and the tax reform bill to the Argentine Congress. In June 2024, these bills were approved by the Argentine Congress and the Senate after several discussions, enacting under Law No. 27,742. We cannot predict how the Omnibus Law and the tax reform will affect our business and the results of our operations.

In addition, the new Argentine government announced that it intends to dollarize the Argentine economy.

During the United Nations General Assembly sessions of September 2024, President Javier Milei expressed his opposition to the United Nations 2030 Agenda, an international framework promoting sustainable development through global goals. This position could impact Argentina’s economic and social policies, potentially affecting measures aimed at inclusive development, environmental sustainability, and international cooperation.

The consequences of abandoning a neutral stance in international conflicts may have on Argentina and on the development of our business are uncertain. As a result, the continuity of policies aligned with these objectives it is not clear, which could negatively affect economic sectors dependent on international investment or multilateral financing linked to compliance with the Sustainable Development Goals (SDGs).

Historically, the Argentine government’s actions regarding the economy, including decisions on interest rates, taxes, price controls, wage increases, greater worker benefits, exchange controls, and potential changes in the foreign exchange market, have had a substantial adverse effect on Argentina’s economy. The measures implemented by the new Argentine government could have a negative impact on the Argentine economy, which could negatively affect our financial condition or our operating results.

Economists in the private sector broadly agree that the direct involvement by the Argentine government in the economy, including through expropriations, price controls, exchange controls, and other measures, have had an adverse impact on investment levels in Argentina, the access of Argentine companies to international capital markets, and Argentina’s commercial and diplomatic relations with other countries. If government intervention in the economy continues or increases, the Argentine economy, and in turn our business, operating results and financial condition could be adversely affected.

High rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, inflation has significantly affected the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High inflation rate could also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy, and food prices, among other factors. As of December 31, of each year, the accumulated CPI variation was 117.8% in 2024, 211.4% in 2023 and 94.8% in 2022. Additionally, CPI figures were reported as 20.6%, 13.2%, 11.0%, 8.8%, 4.2%, 4.6%, 4.0%, 4.2%, 3.5%, 2.7%, 2.4% and 2.7% for January, February, March, April, May, June, July, August, September, October, November and December 2024, respectively. As of January 31, 2025, inflation was recorded at 2.2%.

After Javier Milei assumed the presidency, the Argentine peso was devaluated by approximately 50%, with the exchange rate increasing from approximately ARS 400 per USD 1 to approximately ARS 800 per USD 1. This was immediately reflected in prices, with the inflation rate in December 2023 reaching 25.5%. The Argentine government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by reducing the impact of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit for companies. Additionally, a portion of Argentina’s debt remains tied to the CER, a currency index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our operating results, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and cause the market value of our GDSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to maintain inflation control and the potential impact of such policies. We cannot assure that inflation rates will not increase in the future or that the measures taken or to be taken by the Argentine government to control inflation will be effective or successful in the long term. High inflation rates continue to pose a challenge for Argentina.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

The Argentine administrations preceding the current one significantly increased public spending. Argentina recorded primary deficits of 3%, 2.4%, and 2.9% of GDP in 2021, 2022, and 2023, respectively. The primary fiscal deficit amounted to ARS 1,991,316.1 million in December 2023 (equivalent to 1.05% of GDP), resulting in a total primary deficit of ARS 5,483,305.3 million for the year 2023.

The current administration has indicated its intention to reduce the fiscal deficit by reducing public spending. Measures taken to achieve this include (i) devaluing the Argentine peso by 50% against the U.S. dollar; (ii) suspending public works; (iii) reducing subsidies for energy and transportation services; (iv) halting official advertising; and (v) reducing the number of ministries and secretariats. In January 2024, a financial surplus of ARS 518,408 million was recorded, followed by surpluses of ARS 338,112 million in February 2024, ARS 276,638 million in March 2024, ARS 17,409 million in April 2024, ARS 1,183,571 million in May 2024 and ARS 238,189 million in June 2024, a deficit of ARS 600,957 million in July 2024, a surplus of ARS 3,531 million in August 2024 and ARS 466,631 million in September 2024. In October 2024, the Argentine public sector again registered a financial surplus, for ARS 523,398 million, after paying interest for ARS 223,523 million. In November 2024, the Argentine public sector again registered a financial surplus, for ARS 357,162 million, after paying interest for ARS 1,024,383 million. Finally, in December 2024, the Argentine public sector registered an annual financial surplus for the first time since 2010. This resulted in a financial surplus for the year 2024 of ARS 1,764,786 million, equivalent to approximately 0.3% of GDP, and a primary surplus of ARS 10,405,810 million, equivalent to approximately 1.8% of GDP.

The Argentine government’s inability to access capital markets to finance its deficit or reliance on other sources of financing may negatively impact the economy and could also limit access to capital markets for Argentine companies, which could adversely affect our business, financial condition, and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operation, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine government successfully negotiated the debt restructuring of Argentine bonds representing approximately USD 65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than USD 40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending. The SAF Agreement was approved by the Argentine Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development. On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement. On December 22, 2022, the Board of the IMF concluded the third review of the SAF Agreement, which allowed an immediate disbursement of approximately USD 6 billion. On March 13, 2023, the IMF approved the fourth revision of the SAF Agreement and authorized the disbursement of approximately USD 5.3 billion. On August 23, 2023, the IMF approved the fifth and sixth revisions to the SAF Agreement, resulting in a new disbursement of USD 7.5 million. On October 31, 2023, the Argentine government made payments of approximately USD 2.6 billion to the IMF corresponding to the maturities set forth by the SAF Agreement for October 2023.

After these payments, the Central Bank’s reserves were USD 21.8 billion. In December 2023, a USD 960 million bridge loan was approved between Argentina and the Development Bank of Latin America and the Caribbean to allow Argentina to continue implementing SAF Agreement. In February 2024 and June 2024, the IMF completed the seventh and eighth review of the SAF Agreement, which resulted in a disbursement of approximately USD 4.7 billion and USD 800 million in favor of Argentina, respectively. As of the date of this report on Form 6-K, Argentina has achieved the targets under the SAF Agreement for the first quarter of 2024. The ninth review under the SAF Agreement is ongoing which could result in a new disbursement for Argentina. In this regard, during 2024, Argentina completed the Extended Fund Facility (EFF) program, which was signed with the IMF in 2022 to refinance the debt incurred in 2018 under a Stand-By Agreement. However, the final two reviews of the Agreement remained pending, which involved disbursements totaling USD 1 million.

In January 2025, negotiations began for a new financial agreement with the IMF. The Argentine government is seeking a disbursement of approximately USD 11 billion to strengthen the Central Bank’s reserves and facilitate the gradual removal of foreign exchange controls.

The IMF has acknowledged Argentina’s progress in reducing inflation and achieving economic stabilization, but it continues to emphasize the need to implement fiscal, monetary, and exchange rate policies to ensure the success of the new program.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021, the USD 2,100 million payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, mainly seeking an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, Argentina’s Minister of Economy announced that the Argentine government obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. Pursuant to such agreements, Argentina should have reached a restructuring agreement with the Paris Club members by March 31, 2022. However, on March 31, 2022, such agreement was extended until July 31, 2022 and, on May 31, 2022, it was further extended until September 30, 2024. On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club. The agreement is an addendum to the Paris Club 2014 Settlement Agreement and recognizes a principal amount of USD 1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 and to be finally cancelled in September 2028. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of USD 170 million (principal and interest included).

In 2009, Argentina signed a swap agreement with China (the “Swap”) for CNY 70 billion (approximately USD 9.9 billion), pursuant to which the Central Bank provides Argentine Pesos to the People’s Bank of China (the “PBOC”), and the PBOC provides yuan to the Central Bank. In June 2024, the Argentine government reached an agreement with the People’s Republic of China to refinance the Swap, pursuant to which the Central Bank certain maturity dates were extended to 2025 and 2026. The Swap is expected to reach its final maturity in mid-2026.

We cannot predict how these agreements and the policies developed based on them will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access such markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Argentine Peso could depreciate or appreciate against the U.S. dollar, or how such fluctuations could affect our business. The value of the Argentine Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of February 25, 2024, the international reserves of the Central Bank totaled USD 28,495 million. Additionally, as of the date of this report on Form 6-K, the Argentine Peso has depreciated by approximately 3.0% against the U.S. dollar during 2025.

We cannot assure that the official exchange rate will not fluctuate significantly in the future. Fluctuations in the value of the Argentine Peso may also adversely affect the Argentine economy, as well as our products, our financial condition and results of operation. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operation, our ability to repay our debt within the respective maturity dates and affect the market value of our GDSs, as a result of the overall effects of the weakening of the Argentine economy.

Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 21% above the official exchange rate as of December 31, 2023, approximately 13% above the official exchange rate as of December 31, 2024, and approximately 15% as of February 26, 2025. Following the change in the Argentine government, the official exchange rate has exceeded ARS 800, including an amount to which the current taxes, if applicable, must be added, thus exceeding the “MEP” dollar, “CCL” dollar, and “blue” dollar rates, thereby narrowing the gap between these exchange rates. In this regard, the Argentine government may maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially altering the exchange rate at which we acquire foreign currency to service our foreign-currency-denominated liabilities.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the revenues of the Argentine government. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). Given its reliance on agricultural commodities, Argentina is also vulnerable to weather events.

In 2023, Argentina faced another severe drought, which resulted in losses of USD 20.0 billion. The negative impact of the 2018 and 2023 droughts has been exacerbated by the historically low levels of the Paraná River (Argentina’s main river) and numerous fire outbreaks across several Argentine provinces in 2022. These environmental factors have further affected the agricultural sector in Argentine.

In September 2023, the El Niño phenomenon affected the Argentine economy. El Niño typically increases the frequency and intensity of precipitation but also brings higher risks of flooding, river overflows, and severe storms. The impact of El Niño on Argentina remains unpredictable.

As of August 2024, due to the decrease in prices, Argentina lost approximately USD 1.55 billion in foreign exchange from soybean and corn complex exports compared to May 2024. On May 10, 2024, the Free-On-Board (“FOB”) export price of soybeans and corn was USD 445 per ton and USD 206 per ton, respectively, and as of August 2024, the FOB export price of soybeans and corn was decreased to USD 43 per ton and USD 181.25 per ton, respectively. These decreases were driven by a global increase in soybean production, which increased from 395 million tons in 2023 to 428 million tons in 2024. The loss in foreign exchange could affect the Argentine government’s objective to increase U.S. dollar inflows through the liquidation of agricultural exports and mostly of soybean which is Argentina’s main export commodity.

In addition, the conflict between Russia and Ukraine, the conflict between Israel and Hamas in the Gaza Strip and the conflict between Israel and Hezbollah have generated increases in the international prices of oil, gas, and commodities, including those produced by Argentina. A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector and therefore in the revenues of the Argentine government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures. In addition, such circumstances could have a negative impact on the Argentine government’s tax revenues and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014, the National Institute of Statistics and Census of Argentina (Instituto Nacional de Estadística y Censos de la República Argentina, or “INDEC”) established a new consumer price index, the Consumer Price Index (Índice de Precios al Consumidor or “CPI”), which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation, and foreign trade data, as well as poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas, including each of Argentina’s provinces.

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 1,330 million, along with the applicable interests. The Argentine government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million. On January 14, the Court of Appeals requested an order instructing Banco Santander to execute the USD 313 million guarantee. As a result, the plaintiffs in the executed a guarantee for 313 million euros that Argentina had deposited in March through a Letter of Credit issued by Banco Santander.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operation and financial condition and cause the market value of our GDSs and our common shares to decline.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

The Argentine government may impose restrictions on the exchange of Argentine currency for foreign currencies and on the remittance to foreign investors of funds derived from investments in Argentina in circumstances in which a serious imbalance in Argentina’s balance of payments develops or in which there is reason to anticipate such an imbalance.

On September 1, 2019, through Emergency Decree No. 609/2019, and as a consequence of economic instability and uncertainty, the depreciation of the Argentine Peso, and rising inflation rates, President Mauricio Macri’s administration and the Central Bank implemented a series of monetary and exchange control measures. These included restrictions on the accessibility of funds deposited in financial institutions and on the transfer of funds abroad without prior approval from the Central Bank. It was established that the proceeds from the export of goods and services must be brought into the country in foreign currency and/or traded on the foreign exchange market under conditions and within timeframes set by the Central Bank. Furthermore, access to the foreign exchange market for the purchase of foreign currency and precious metals and for transfers abroad was subject to prior approval of the Central Bank, based on objective guidelines in accordance with the conditions in force in the exchange market, and distinguishing the situation of human persons from that of legal entities.

The duration of these measures was extended, and additional restrictions were introduced through the enactment of Law No. 27,541 on Social Solidarity and Productive Reactivation, which includes a new tax on certain foreign currency purchases by Argentine individuals and legal entities. Increased volatility, appreciation or depreciation of the Argentine Peso against the U.S. dollar, or a decrease in the Central Bank reserves due to exchange rate interventions, could adversely affect the Argentine economy, our ability to meet our obligations, and the value of our shares. Certain restrictions in Argentina affect the ability of companies to access the Argentine foreign exchange market (Mercado Libre de Cambios or “MLC”) to purchase foreign currency for transferring funds abroad, servicing debt, making payments outside of Argentina, and other operations, requiring, in some cases, prior approval from the Central Bank. The current Argentine foreign exchange regulations set forth in the Central Bank’s Communication “A” 7953 and its amendments impose certain exchange controls, such as prior approval of the Central Bank, to the following: (i) dividend payments; (ii) access to the foreign exchange market for non-residents, except for specific exemptions; (iii) repatriation of direct investments; and (iv) the establishment of foreign assets, remittance of family assistance, and the formation of guarantees and operational payments related to derivative transactions for resident individuals.

On October 10, 2023, the National Securities Commission (Comisión Nacional de Valores or “CNV”) published General Resolution No. 981 in the Official Gazette, which temporarily prohibited the payment of dividends to the Company’s GDS holders as a result of restrictive measures applicable to access to the MLC. This regulation, by limiting the daily amount of operations, (i) prevented the implementation of the mechanism established in the deposit agreement with the Bank of New York to obtain the U.S. dollars necessary for the payment of dividends to GDS holders in their foreign accounts; (ii) hindered the implementation of the alternative procedure established in the deposit agreements; and (iii) created unequal treatment between local and foreign holders (since local shareholders received their dividends on the agreed date while GDS holders could not yet receive them due to the aforementioned regulation, and it was unclear when they would be able to do so). After the Company filed a waiver request with the CNV, on November 30, 2023, the CNV issued General Resolution No. 984, which eased the regulations to allow the payment to be made abroad. We cannot assure that in the future new regulations issued by the Central Bank and/or the CNV will not be implemented that would prevent us from making dividend payments to GDS holders in a timely manner.

Despite the current administration’s intention to eliminate restrictions on accessing the foreign exchange market, certain restrictions in Argentina persist. These restrictions affect corporations’ ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations which require, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such a case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected. Also, further restrictions on access to the foreign exchange market could be imposed in response to an outflow of capital or a significant devaluation of the Peso. This would generate a high risk of devaluation of the Peso and consequently, the Company would not be able to acquire the necessary funds to meet its obligations denominated and linked to the evolution of the U.S. Dollar. We cannot predict how these restrictions and/or their removal may evolve, particularly regarding limitations on transferring funds abroad. Despite the gradual lifting of certain foreign exchange restrictions made by the new administration, the Argentine government may impose new exchange controls or restrictions on capital transfers and may adopt other policies that could limit or restrict our ability to access international capital markets, make payments of principal and interest and other additional amounts outside the country (including payments related to our notes), or import certain products or goods that we use as inputs.

The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine government as well as pressure from union sectors.

In the past, the Argentine government has promoted and adopted laws and collective labor agreements that imposed on private sector employers the obligation to maintain certain salary levels and provide additional benefits to their employees. In addition, employers have come under strong pressure from their employees and from unions to grant wage increases and other benefits. By virtue of Decree No. 70/2023 and Bases Law, President Milei enacted a series of measures aimed at easing existing labor regulations and alleviating the labor burdens on employers. Although the plans and first measures implemented by the new administration are aimed at reducing the involvement of the government in the private sector and, consequently, decreasing compliance expenses, we cannot assure that such measures will achieve their purpose and that, in the near or distant future, the Argentine Government will not enact measures that result in increases in the minimum salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

We cannot be sure that in the future the Argentine government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. Argentina ranked 99 of 180 in the Transparency International’s 2024 Corruption Perceptions Index.

As of the date of this report on Form 6-K, there are several ongoing investigations into allegations of money laundering and corruption, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption.

These measures include creating a special prosecutor’s office in charge of investigations involving national and provincial officials related to illicit enrichment and asset increases, plea bargains in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, the seizure of assets from officials prosecuted for corruption, expanded powers for the Anti-Corruption Office, and the enactment of a new public ethics law, among others. We cannot guarantee that the implementation of these measures will be successful or that, once implemented, they will achieve the desired result.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and results of operation and affect the trading price of our common shares and GDSs.

Property values in U.S. dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decreased demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

The emergence and spread of a pandemic-level disease or threat to public health, such as COVID-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations.

Global public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

Additional strains of COVID-19, or an outbreak of another pandemic, disease, or similar public health threat, could have material adverse effects on global economic, financial, and business conditions, which could have an adverse impact in our business, financial condition, and results of operations.

If any of the aforementioned events or other epidemics were to occur again, or if there were an increase in the severity or duration of COVID-19 or other epidemics, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

The Argentine economy is vulnerable to external shocks and political developments that could be caused by significant economic difficulties of Argentina’s trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our results of operation and financial condition.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors.

A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of other important trading partners of Argentina, such as China or the United States, could have a material adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth and, therefore, could negatively affect our financial health and operating results. In addition, a significant depreciation of the currencies of our business partners or competitors may adversely affect Argentina’s competitiveness and, consequently, adversely affect Argentina’s economic and financial condition and the results of our operations, including the ability to meet financial debt obligations.

Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

At the same time, global economic conditions have experienced significant instability in recent years, such as high volatility in commodity prices and global economic uncertainty and financial market conditions caused by the war between Ukraine and Russia and the attack by Hamas on Israel from the Gaza Strip.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our GDSs and common shares.

The Russian invasion of Ukraine and the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine, the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah in southern Lebanon.

Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. These sanctions aim to increase the cost of the war for the Russian regime. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets, including Argentina’s, and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region, could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations.

As of February 2025, the Russia-Ukraine war is nearing its three-year mark, with Russia occupying approximately 20% of Ukrainian territory. U.S. and Russian officials have initiated peace talks in Saudi Arabia, excluding Ukraine, leading to criticism from Ukrainian President Volodymyr Zelenskyy. Despite these diplomatic efforts, Ukrainian military leaders remain resolute in continuing their defense against Russian forces.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The new administration has publicly stated its belief that Israel has the right to defend itself. The future of this conflict as well as its impact on international trade and on emerging market economies such as Argentina remain uncertain. On January 15, 2025, Israel and Hamas signed a ceasefire agreement, which took effect on January 19, 2025, ending 15 months of conflict in the Gaza Strip. This cessation of hostilities included the release of hostages by Hamas and the release of Palestinian prisoners by Israel.

However, on February 10, 2025, Hamas announced that the planned exchange of Israeli hostages for Palestinian prisoners and detainees, scheduled for February 15, 2025, would be postponed until further notice, citing alleged Israeli violations of the ceasefire agreement. Israel responded by calling the announcement a "total violation" of the truce and has ordered its armed forces to prepare at the highest level of alert for any possible scenario in Gaza.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on the global geopolitical instability.

Likewise, the current armed conflict between Israel and Hezbollah, with direct clashes in the border region between Israel and Lebanon, has intensified tensions in the Middle East. Adding to these clashes is the overthrow of the President of the Syrian Arab Republic, Bashar Al-Assad, carried out by a group of insurgents. This escalation in violence has created global uncertainty, particularly affecting financial markets and energy commodity prices, such as oil and gas. The potential extension of the conflict to other areas of the region and the intervention of international actors could exacerbate global economic instability, leading to higher energy costs and disruptions in global supply chains.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the attack by Hamas on Israel from the Gaza Strip or of the current armed conflict between Israel and Hezbollah could limit our ability to obtain external financing to fund our operations and capital expenditures, which could have a material adverse effect on our business, results of operations, and/or financial condition.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the Foreign Corrupt Practices Act (“FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations, there can be no assurance that such policies and procedures will be sufficient. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

There are outstanding claims against the Argentine government submitted before the International Center for Settlement of Investment Disputes (“ICSID”) which may entail new sanctions against the Argentine government, which in turn could have a substantially adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth. We cannot assure you that in the future the Argentine government will not breach its obligations.

Litigation, as well as ICSID claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the Argentine government intended for other uses. As a consequence, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations. There are pending ICSID claims against the Argentine government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine government’s ability to implement reforms and foster economic growth.

The recent ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF S.A. and Argentina. Plaintiffs requested the District Court for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

On March 31, 2023, the District Court granted YPF’s summary judgment motion and denied the plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina's summary judgment motion, and the proceedings will continue between the plaintiffs and Argentina, which was ordered to pay USD 16 billion. In October 2023, Argentina appealed the ruling and in November 2023, the District Court ruled in favor of Argentina's request, allowing Argentina not to deposit the USD 16 billion but ordered it to provide other assets, such as YPF shares, as collateral to prevent seizures.

Subsequently, Burford Capital formally requested the District Court to order Argentina to deliver the Class D shares of YPF held by the Argentine state to Burford Capital in partial compliance with the District Court’s judgment. Argentina opposed to this motion. As of the date of this report on Form 6-K, the District Court has not issued a new ruling. We cannot assure that no new litigation will be filed against Argentina, nor that these cases will not affect Argentina’s economy and our business.

In January 2025, Argentina suffered a new legal setback in the United States in the context of its prolonged sovereign debt dispute. The U.S. Supreme Court rejected the country’s appeal and authorized the seizure of Argentine assets totaling USD 310 million, which were held in Federal Reserve accounts in New York, Germany, and Switzerland.

The litigation originated from Argentina’s default on Brady Bonds and other securities following the 2001 economic crisis. These bonds had been issued in the 1990s as part of a debt restructuring, but they fell into default when Argentina declared the largest sovereign debt default in its history. Although the country subsequently conducted debt restructurings in 2005, 2010, and 2016, certain creditors refused to accept the exchange offers and pursued legal action in U.S. courts to demand full repayment of their claims.

This 2025 Supreme Court ruling upholds lower court decisions that had already ruled in favor of the plaintiffs, consistent with the landmark 2014 case, in which Argentina was ordered to pay holdout creditors.

The decision comes at a time of economic uncertainty, with limited foreign exchange reserves and ongoing negotiations with the IMF. While the Argentine government may explore legal or diplomatic alternatives to prevent further asset seizures, the ruling intensifies creditor pressure on Argentina and revives the debate on the long-term consequences of its historic default.

We cannot assure that no new litigation will be filed against Argentina, nor that these cases will not affect Argentina’s economy and our business.

Political and regulatory risks related to Donald Trump’s inauguration as President of the United States.

The recent inauguration of Donald Trump as President of the United States could introduce additional uncertainty in the global political and economic environment. While his previous presidency caused market volatility, his return to power may lead to the continuation or intensification of economic, regulatory, and fiscal policies that previously resulted in significant fluctuations in financial markets. This includes potential changes to trade agreements, tariff policies, and relationships with key international partners, which could impact global trade and business operations.

During his prior administration, Trump’s protectionist economic policies and assertive foreign policy had far-reaching implications for international financial markets, including currency fluctuations and potential volatility in stock markets.

Since his inauguration in January 2025, the U.S. has imposed tariffs of 25% on imports from Mexico and Canada and 10% on imports from China, with the possibility of extending similar measures to the European Union. These actions have triggered trade tensions and retaliatory measures from the affected countries. China, for example, imposed tariffs on U.S. imports, reigniting a trade war between the world’s two largest economies.

The U.S. ultimately reached last-minute agreements with Mexico and Canada. President Trump agreed to suspend his tariffs for 30 days, while Mexican President Claudia Sheinbaum and Canadian Prime Minister Justin Trudeau announced measures to strengthen border controls and anti-narcotics enforcement. However, the situation remains fluid and requires ongoing monitoring, as U.S. trade policies could significantly impact the Argentine economy.

In early February 2025, President Trump proposed that the United States take control of Gaza and relocate Palestinian residents to neighboring countries such as Egypt and Jordan. This proposal was strongly rejected by the international community, including the United Nations, which reaffirmed that forced relocation is prohibited under international law. These geopolitical tensions could affect economic and political stability in the region, potentially having indirect consequences for global financial markets.

While many aspects of Trump’s policies remain uncertain, there is a risk that his administration’s political and economic agenda could lead to regulatory changes that negatively impact our financial results, growth prospects, and overall economic stability.

Risks Relating to our Business

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
declines in lease prices or increases in levels of default by our tenants due to economic conditions;

●
increases in interest rates and other factors outside our control;

●
the accessibility and attractiveness of the areas where our shopping malls are located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of rental units in our shopping malls;

●
the increasing competition from internet sales;

●
the amount of rent collected from tenants at our shopping malls;

●
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

Our performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

●
downturns in national, regional and local economies;

●
decrease in consumer spending and consumption;

●
competition from other shopping malls and sales outlets;

●
local real estate market conditions, such as oversupply or lower demand for retail space;

●
changes in interest rates and availability of financing;

●
the exercise by our tenants of their right to early termination of their leases;

●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

●
increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

●
the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

●
significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents when due;

●
changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect our activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

We could be adversely affected by decreases in the value of our investments.

Our investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find leases and our ability to perform on our leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

As of December 31, 2024, our consolidated financial gross debt amounted to ARS 451,287 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. Access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if our defaults on any financial or other covenants in our debt arrangements, the lenders and/or holders of IRSA’s securities will be able to accelerate the maturity of such debt or default under other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of December 31, 2024, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with our debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.9% of the annual base rent for the six-month period ended December 31, 2024, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

We may face risks associated with acquisitions of properties.

As part of the our growth strategy, we have acquired, and intend to do so in the future, properties, including large properties, that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance the Company’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

●
we may not be able to obtain financing for acquisitions on favorable terms;

●
acquired properties may fail to perform as expected;

●
the actual costs of repositioning or redeveloping acquired properties may be higher than the Company’s estimates;

●
acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

●
we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into the Company’s organization and to manage new properties in a way that allows it to realize cost savings and synergies.

The Company’s future acquisitions may not be profitable.

We seek to acquire additional shopping malls to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

●
the Company’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

●
properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

●
the Company’s pre-acquisitions evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

●
the Company’s investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquired a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

An adverse economic environment for real estate companies and credit crises may adversely affect our results of operations.

The success of our business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine government responses to such disruptions will restore investor confidence.

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to meet its debt obligations. Since then, the markets have been negatively impacted by the announcement. In August 2023, Evergrande filed for bankruptcy, seeking recognition of foreign restructuring proceedings before the High Court of Hong Kong and the High Court of the Eastern Caribbean Supreme Court of the British Virgin Islands. In January 2024, the High Court of Hong Kong ordered Evergrande to liquidate its subsidiary in mainland China following a failed attempt to restructure USD 300 billion owed to its creditors. Liquidators have begun legal actions to recover around USD 6 billion from various defendants, including former executives.

The real estate sector in China accounts for approximately 30% of the China’s economic activity, and more than two-thirds of household wealth is tied to the real estate sector.

We cannot predict whether, and to what extent, the uncertainty of the property crisis in China may and how will affect our business, stabilize the markets or increase liquidity and the availability of credit.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Malls segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratoriums and anti-growth legislation. If we are unable to obtain the governmental permits and authorizations that we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

We may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis.

The spread of land takes has revived an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

As a consequence, we cannot provide assurance that Argentine government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from our tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as pandemics or epidemics, which may cause significant adverse impacts on our business.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of our portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments (if any), real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Our ability to grow will be limited if we cannot obtain additional financing.

Although we are liquid as of the date of this report on Form 6-K, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or may not be able to pursue new business opportunities.

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of us or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

A downgrade in our credit rating could negatively impact our cost of and ability to access capital.

Our credit ratings are an important part of maintaining our liquidity. Any downgrade in credit ratings could potentially increase our borrowing costs or, depending on the severity of the downgrade, substantially limit our access to capital markets, require us to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact our credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. Factors such as liquidity, asset quality, cost structure, product mix, and others are also considered by the rating agencies. A ratings downgrade could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

Adverse incidents that occur in our shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that our shopping malls are open to the public, with significant circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions. In December 2023, the current Argentine administration approved Decree No. 70/2023, which modifies certain aspects of lease agreements in Argentina, repeals Law No. 27,551 and amends certain sections of the Argentine Civil and Commercial Code. The following are the main aspects of the real estate leasing sector that were modified through Decree No. 70/2023: (i) the legal minimum terms applicable to leases have been removed and, if no term is specified in the lease agreement, the default term under the Argentine Civil and Commercial Code is two years for permanent residential leases with or without furniture or three years for other uses and for temporary leases; (ii) rent can be set in Argentine Pesos or foreign currency and, if it is set in a foreign currency, the tenant cannot require the landlord to accept payment in a different currency; and (iii) the parties may freely agree on the payment frequency, which cannot be less than one month.

Under the Argentine laws governing leases, we are exposed to the risk of exercise of rescission rights by our tenants, which could materially and adversely affect our business and results of operations. We cannot assure you that our tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate. In addition, we cannot predict at this time how Decree No. 70/2023 may affect our business, result of operations or financial condition.

We may be liable for certain defects in our buildings.

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or makes the property unfit for use, the liability term is ten years.

In our real estate developments, we usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

We could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

Although Argentine law permits filing of an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are complex and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, we have sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operations.

Climate change may have adverse effects on our business.

We, our customers, and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through disruptions to business and economic activity or impacts on income and asset values.

Climate change implies multiple drivers of financial risk that could adversely affect us:

●
Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

●
Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with.

●
Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

●
Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

●
Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts.

●
Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

●
Operational risks: severe weather events could directly impact business continuity and operations both of customers and our operations.

●
Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

●
Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

●
Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes. Any of the conditions described above, or failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

●
lower demand for office space as a consequence of the implementation of hybrid and home office work;

●
a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

●
difficulties or delays renewing leases or re-leasing space;

●
decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

●
maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

●
exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

●
the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

●
an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

The Company’s investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

●
abandonment of development opportunities and renovation proposals;

●
construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

●
lack of affordable financing alternatives in the private and public debt markets;

●
sale prices of residential units may be insufficient to cover development costs;

●
construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

●
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

●
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

●
construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

●
changes in our tenants’ demand for rental properties outside of Buenos Aires; and

We may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third parties arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibilities by both companies.

While the Company’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of our new developments.

Our business activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in construction costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

Profitability of real estate developments may also be impacted by failure to obtain financing on favorable terms, delays in construction, and failure to obtain necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

We currently have insurance policies in place that cover potential risks such as civil liability, all operational risks (including, among others, fire, loss of profits, floods, natural events, and other material damages to our assets), and terrorism, in all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as leases and other contract claims and acts of war, that are generally not covered under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as our anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenues, and result in large expenses to repair or rebuild the property.

We have life or incapacity insurance for our employees. If any of our employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

Moreover, we cannot assure that we will be able to renew its insurance coverage in an adequate amount or at reasonable prices. It is possible that insurance companies no longer offer coverage for certain types of losses, or, if they do, these types of insurance may be prohibitively expensive.

An uninsured loss or a loss that exceeds policies on our properties could subject us to lost capital or revenue on those properties.

The terms of our standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. we cannot provide assurance that our tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of our properties, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our premium properties, aimed at high-income consumers, may not be sufficient.

We have focused on development projects that cater to affluent consumers and we have entered into property barter arrangements pursuant to which we contribute undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for our land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent-based revenue. If e-commerce and online retail sales continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of our hotels is highly dependent on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

●
In addition, the profitability of our hotels depends on:

●
our ability to form successful relationships with international and local operators to run our hotels;

●
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, monkeypox, among others, or weather phenomenons or other natural events, such as the eruption of the Puyehué and the Calbuco volcanos in June 2011 and April 2015, respectively;

●
affluence of tourists, which can be affected by a slowdown in global and local economy; and

●
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining our licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

Antitrust laws in Argentina could limit our ability to expand our business through acquisitions or joint ventures. Argentine antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share.

In addition, public agencies may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to incur expenditures in order to comply. Development activities are also subject to risks of potential delays in or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government issued regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect our operations and financial condition.

Labor relations may negatively impact us.

As of December 31, 2024, 59.9% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended December 31, 2024, we had fair value loss on investment properties of ARS 232,859 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between our assets and liabilities, we have high currency exposure.

As of December 31, 2024, the majority of our liabilities, such as our Series XIV, XV, XVI, XVII, XVIII, XX, XXII and XXIII Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Argentine Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars. In addition, restrictions to access to MLC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Argentine Pesos into U.S. dollars exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Argentine Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Argentine Peso against the U.S. dollar increases the nominal amount of our debt in Argentine Pesos, which further adversely affects the results of our operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Argentine Peso denominated revenue.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We rely on the efficient and uninterrupted operation of our platforms, data processing networks, communication, and internet-based information exchange. We have access to large amounts of information and control a substantial amount of assets through online platforms. Therefore, a cybersecurity breach represents a significant risk for us.

Although our operations do not rely exclusively on the internet, cybersecurity remains a critical risk for the Company. We depend on digital systems to manage financial, operational and administrative information. These systems can be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions that could affect our operations and cause financial losses or damage to our reputation.

We have implemented robust security measures, including multi-factor authentication and constant cybersecurity monitoring in our environment, to protect information and systems. We also raise awareness among our employees about cybersecurity practices to reduce risks. Despite these efforts, we cannot guarantee that our systems are completely free of vulnerabilities.

In the event of a significant cyberattack, we could face disruptions in our operations, fraud, or theft of sensitive information that negatively affect our financial situation and shareholder confidence. Additionally, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on our business.

Although we intend to continue implementing and updating our security technology devices and operational procedures to prevent cybersecurity damage, it is possible that our systems are not free of vulnerabilities and that these security countermeasures could be defeated. If any of these events occur, our reputation could be damaged, affecting our business, as well as our results of operations and financial condition.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of December 31, 2024, we own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, we own 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment we own 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of December 31, 2024, we hold approximately 29.2% of the equity of Banco Hipotecario, which the Argentine government is the controlling shareholder of.

We could engage in a dispute with one or more of our joint venture partners or controlling shareholders in an investment that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners or controlling shareholders in an investment may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of our investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners or controlling shareholders in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of our joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner or controlling shareholder in an investment declare bankruptcy, we could be liable for our partner’s common share of joint venture liabilities or liabilities of the investment vehicle.

We are dependent on our Board of Directors, senior management and other key personnel.

Our success, to a significant extent, depends on the continued employment of Mr. Eduardo S. Elsztain and certain other members of our Board of Directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us, which may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through CRESUD SACIF y A (“CRESUD”). As of December 31, 2024, such beneficial ownership consisted of 412,158,780 common shares held by CRESUD. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of December 31, 2024, Mr. Eduardo S. Elsztain also beneficially owned approximately 55.1% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of December 31, 2024, IRSA owned approximately 29.2% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 2,883,213.9 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

In the event that depositors are unable to freely withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the case of an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. According to the Banks Report published by the Central Bank, loans to the public sector represent 30.8% of the financial sector’s assets as of September 30, 2024.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of December 31, 2024, Banco Hipotecario’s total exposure to the public sector was ARS 1,439,153 million, which represented 49.9% of its assets as of that date. As of December 31, 2024 Banco Hipotecario didn’t hold any securities issued by the Central Bank.

Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

Banco Hipotecario could suffer losses related to its U.S. dollar investments due to changes in market prices, defaults, fluctuations in market interest rates and exchange rates, changes in the market perception of the credit quality of both public sector instruments and private issues, or other reasons. A decline in the performance of the capital markets may cause Banco Hipotecario to record net losses due to a decrease in the value of its investment portfolios, in addition to losses from trading positions caused by volatility in financial market prices, even in the absence of a general economic downturn. Any of these losses could have a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

Law No. 24,240 (the “Consumer Protection Law”) and its amendments, along with the Credit Card Law and Central Bank regulations, establish rules aimed at protecting consumers, including Banco Hipotecario’s customers. The Argentine Civil and Commercial Code also includes provisions that favor consumers. The increasing enforcement of these laws by authorities and courts could negatively affect Banco Hipotecario’s ability to collect payments, thereby impacting its operating results.

Additionally, class actions against financial institutions, supported by the Argentine Constitution and the Consumer Protection Law, have increased in Argentina. Despite the lack of clear procedural rules, courts have admitted class actions in several cases involving financial institutions, such as claims over interest rates or product charges. If these claims succeed, they could negatively impact the profitability of Banco Hipotecario and the financial system as a whole.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach of the applicable regulations, may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera or UIF) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders, directors or its Supervisory Committee, or penalize Banco Hipotecario. Banco Hipotecario has adopted “Know Your Customer” and other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure you that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, resulting in shrinking spreads and commissions.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

We cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’s business, its financial condition and the results of operations is uncertain.

The option to discharge in Argentine Pesos a foreign currency obligation may be waived by the debtor is still under discussion. In recent years some court decisions have established the obligation to pay in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Therefore, there can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

INFORMATION ON THE COMPANY

History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043.

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“ByMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, Ciudad Autónoma de Buenos Aires (C1001ADA), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Form 6-K. We assume no responsibility for the information contained on these sites.

Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

IRSA Inversiones y Representaciones Sociedad Anónima, which was founded in 1943, is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

Since 1994, our main subsidiary was IRSA CP. During our fiscal year ended June 30, 2022, we underwent a reorganization process pursuant to which IRSA CP merged into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA assumed, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP with an effective date as of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022.

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of December 3, 2024, we completed the acquisition of the “Terrazas de Mayo”. This property is located in the Malvinas Argentinas district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,700 sqm of gross leasable area.

As of December 31, 2024, we own 16 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Terrazas de Mayo, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Shopping and Patio Olmos (operated by a third party), totaling 370,897 sqm

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings.

In 2007, through Panamerican Mall S.A. (“PAMSA”), we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional buildings. This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through PAMSA, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the Leed Gold Core & Shell certification.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “261 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. As of December 31, 2024, we own 3,740 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of December 31, 2024, we own a participation in five office buildings of rental office property totaling 58,074 sqm of GLA.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we re-acquired the 20% interest to obtain 100% of the capital of Hoteles Argentinos S.A.U and began to operate the hotel directly under the name “Libertador.”

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires area.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, previously known as “Costa Urbana” or “Solares de Santa María.” After more than 20 years since we acquired the property on December 21, 2021, a law was passed by the City of Buenos Aires approving the regulations for the development of the property named Ramblas del Plata.” The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the government of the Autonomous City of Buenos Aires. On January 28, 2025, we reported that we signed two sales agreements with a local developer on the first stage of the project. The first stage comprises 14 lots with 126,000 sqm, representing 18% of the project’s total salable area and the transaction involves two lots with a combined total area of 10,525 sqm and a total estimated salable area of 40,000 sqm. On February 28, 2025, we reported that as of that date the Company has signed barter agreements of five lots of the first stage of the Ramblas del Plata project, which covers an area of 9,942 sqm, with an estimated total saleable area of 31,102 sqm. The total transaction value amounts to approximately USD 24.1 million, which will be paid to IRSA through an upfront cash payment and saleable sqm to be received in the future.

We are currently developing the project called “Polo Dot,” through PAMSA, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the recently opened Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of GLA. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office and hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that we have done in the past with attractive income levels and high occupancy.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

In February 2022, we acquired from the GCBA by public auction a property located at the corner of the intersections of Beruti street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires. The property has an area of approximately 2,387 sqm. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

In April 2022, as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Buenos Aires - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm. On December 11, 2023, we signed a barter agreement pursuant to which we transferred the land for a real estate project to be developed on the property.

In December 2022, we acquired from the GCBA by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine Government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

Others

Over the years, we have acquired equity interests in Banco Hipotecario. As of December 31, 2024, our equity interest in Banco Hipotecario was 29.2%. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of GLA named Lipstick Building, located at 885 Third Avenue, New York, real estate investment trust. As of December 31, 2024, we no longer have any interest in these assets.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDB Development Corporation Ltd (“IDBD”). We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and Discount Investment Corporation Ltd. (“DIC”). On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of December 31, 2024, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares, representing 0.8% of its capital stock.

Also, as of December 31, 2024, we own 27.39% of GCDI S.A. (“GCDI”, previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business to digitalization, on October 8, 2018, we incorporated We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of December 31, 2024, IRSA’s interest in We are Appa S.A. was 98.67%. Also, as of December 31, 2024, we indirectly have a participation of 2.71% in Avenida Inc., a company dedicated to the e-commerce business.

Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

We operate our business through five segments, namely “Shopping Malls,” “Offices,” “Hotels,” “Sales and Developments,” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls, principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 998,366 million and ARS 1,166,625 million as of December 31, 2024, and 2023, respectively, representing 46.1% and 37.5% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 120,943 million and ARS 122,405 million for the six-month period ended December 31, 2024, and 2023, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices and other service revenues related to the office activities. Our Offices segment had assets of ARS 246,231 million and ARS 484,076 million as of December 31, 2024, and 2023, respectively, representing 11.4% and 15.5% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 8,690 million and ARS 7,648 million for the six-month period ended December 31, 2024, and 2023, respectively.

Our “Hotels” segment includes the operating results of our hotels, mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 38,542 million and ARS 38,645 million as of December 31, 2024, and 2023, respectively, representing 1.8% and 1.2% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 30,545 million and revenues ARS 41,094 million for the six-month period ended December 31, 2024, and 2023, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 701,743 million and ARS 1,243,188 million as of December 31, 2024, and 2023, respectively, representing 32.4% and 39.9% of our operating assets, respectively. Our Sales and Developments segment generated revenues of ARS 6,894 million and ARS 9,858 million for the six-month period ended December 31, 2024, and 2023, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. y Centro de Convenciones Buenos Aires, We Are Appa, investments in associates like GCDI and the financial activities carried out by Banco Hipotecario and BACS as well as other investments in associates. Our “Others” segment had assets of ARS 180,015 million and ARS 181,279 million as of December 31, 2024, and 2023, respectively, representing 8.3% and 5.8% of our operating assets, respectively. Our Others segment generated revenues of ARS 3,069 million and ARS 2,578 million for the six-month period ended December 31, 2024, and 2023, respectively.

Overview

Shopping Malls

As of December 31, 2024, we owned a majority interest in, and operated a portfolio of, 16 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three are located in the greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 370,897 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total real tenant sales in our shopping malls, as reported by retailers, were ARS 1,457,092 million for the for the six-month period ended December 31, 2024, 10.1% lower than the six-month period ended December 31, 2023.

The following table shows certain information about IRSA’s shopping malls as of December 31, 2024:

Shopping malls	Date of acquisition / development	Location	GLA(sqm) (1)	Number of stores	Occupancy rate (%) (2)	Our ownership interest (%) (3)	Rental revenue for the six-month period ended December 31, 2024 (in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	20,726	139	99.7	100	17,657
Abasto Shopping (4)	Nov-99	City of Buenos Aires	37,250	152	100.0	100	17,257
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,851	119	93.0	100	12,492
Alcorta Shopping	Jun-97	City of Buenos Aires	15,842	107	99.4	100	10,425
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	90	92.6	100	5,310
Dot Baires Shopping	May-09	City of Buenos Aires	48,010	161	95.8	80	12,151
Soleil	Jul-10	Province of Buenos Aires	15,673	73	100.0	100	6,227
Distrito Arcos	Dec-14	City of Buenos Aires	14,502	62	100.0	90.0	8,569
Terrazas de Mayo (5)	Dec-24	Province of Buenos Aires	33,700	86	82.3	100	354
Alto Noa Shopping	Mar-95	Salta	19,428	83	98.6	100	3,615
Alto Rosario Shopping	Nov-04	Santa Fe	35,080	130	99.6	100	12,035
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	117	98.8	100	5,401
Córdoba Shopping	Dec-06	Córdoba	15,604	98	98.4	100	4,109
La Ribera Shopping	Aug-11	Santa Fe	10,544	66	93.1	50	1,059
Alto Comahue	Mar-15	Neuquén	11,704	83	98.4	99.95	3,978
Patio Olmos (6)	Sep-07	Córdoba	—	—	—		—
Total			370,897	1,566	97.7(7)		120,639

(1)
Corresponds to GLA in each property. Excludes common areas and parking spaces.
(2)
Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3)
Company’s effective interest in each of its business units.
(4)
Excludes Museo de los Niños (3,732 square meters in Abasto).
(5)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(6)
IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.
(7)
Excluding “Terrazas de Mayo”, recently acquired.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the periods indicated:

	For the six-month period ended December 31, (1)
	2024	2023
	(in millions of ARS)
Alto Palermo	17,657	19,043
Abasto Shopping	17,257	17,980
Alto Avellaneda	12,492	11,892
Alcorta Shopping	10,425	11,657
Patio Bullrich	5,310	5,996
Dot Baires Shopping	12,151	10,718
Soleil Premium Outlet	6,227	5,785
Distrito Arcos	8,569	9,438
Terrazas de Mayo (2)	354	—
Alto Noa Shopping	3,615	3,622
Alto Rosario Shopping	12,035	11,835
Mendoza Plaza Shopping	5,401	5,099
Córdoba Shopping Villa Cabrera	4,109	4,108
La Ribera Shopping (3)	1,059	1,078
Alto Comahue	3,978	3,411
Subtotal	120,639	121,662
Patio Olmos (4) (5)	303	744
Total	120,943	122,405

(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: ““History – Shopping Malls”.”.
(3)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(4)
We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(5)
Includes indirect incomes and eliminations between segments.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the periods presented:

	For the six-month period ended December 31,
	2024	2023
	(in millions of ARS)
Base rent (1)	62,145	47,320
Percentage rent	30,588	52,037
Total rent	92,733	99,357
Non-traditional advertising	5,061	3,728
Revenue from admission rights	11,231	10,133
Fees	1,010	952
Parking	6,667	5,710
Commissions	3,878	1,611
Other	363	914
Subtotal (2)	120,943	122,405
Expenses and Collective Promotion Fund	41,166	37,007
Total	162,109	159,412

(1)
Includes Revenues from stands for ARS 7,234 million cumulative as of December 2024.
(2)
Includes ARS 103.8 million from Patio Olmos and ARS 199.8 million from sponsorship income from “Buenos Aires Fashion Week” Production.

Tenant retail sales

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the periods indicated:

	For the six-month period ended December 31, (1)
	2024	2023
	(in millions of ARS)
Alto Palermo	176,600	220,682
Abasto Shopping	193,682	223,588
Alto Avellaneda	163,260	163,239
Alcorta Shopping	101,928	128,708
Patio Bullrich	53,358	70,174
Dot Baires Shopping	130,169	133,868
Soleil Premium Outlet	95,147	91,396
Distrito Arcos	104,340	131,492
Terrazas de Mayo (2)	7,819	—
Alto Noa Shopping	52,881	63,668
Alto Rosario Shopping	159,339	168,888
Mendoza Plaza Shopping	89,668	93,154
Córdoba Shopping Villa Cabrera	49,564	55,225
La Ribera Shopping (3)	22,918	26,169
Alto Comahue	56,419	51,220
Total	1,457,092	1,621,471

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(3)
Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the periods indicated:

	For the six-month period ended December 31, (1)
	2024	2023
	(in millions of ARS)
Clothes and footwear	833,114	955,928
Entertainment	36,909	40,846
Home and decoration	35,415	38,258
Restaurants	162,004	176,369
Miscellaneous	200,950	207,555
Services	33,588	34,519
Home Appliances	150,058	167,996
Department Stores	5,054	—
Total	1,457,092	1,621,471

(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the periods indicated:

	As of December 31,
	2024	2023
	(%)
Alto Palermo	99.7	99.9
Abasto Shopping	100.0	99.1
Alto Avellaneda	93.0	94.8
Alcorta Shopping	99.4	99.9
Patio Bullrich	92.6	92.4
Dot Baires Shopping	95.8	99.1
Soleil Premium Outlet	100.0	100.0
Distrito Arcos	100.0	100.0
Terrazas de Mayo(1)	82.3	—
Alto Noa Shopping	98.6	100.0
Alto Rosario Shopping	99.6	93.7
Mendoza Plaza Shopping	98.8	98.4
Córdoba Shopping Villa Cabrera	98.4	100.0
La Ribera Shopping	93.1	97.5
Alto Comahue	98.4	99.7
Total	97.7(2)	98.0

(1)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(2)
Excluding “Terrazas de Mayo”, recently acquired.

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the periods indicated:

	For the six-month period ended December 31, (1)
	2024	2023
	(in ARS)
Alto Palermo	851,916	923,110
Abasto Shopping	463,277	483,765
Alto Avellaneda	313,467	309,936
Alcorta Shopping	658,042	735,831
Patio Bullrich	462,879	526,144
Dot Baires Shopping	253,091	223,746
Soleil Premium Outlet	397,295	369,095
Distrito Arcos	590,878	652,766
Terrazas de Mayo (2)	10,504	—
Alto Noa Shopping	186,068	186,446
Alto Rosario Shopping	343,073	339,515
Mendoza Plaza Shopping	130,110	122,835
Córdoba Shopping Villa Cabrera	263,323	267,305
La Ribera Shopping	100,434	102,268
Alto Comahue	339,894	291,498

(1)
Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.
(2)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 7.0% of our GLA as of December 31, 2024 and represent approximately 14.2% of the annual base rent for the six-month period ended December 31, 2024.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.0	10,771	2.9
Nike	Clothes and footwear	3.5	6,994	1.9
Adidas	Clothes and footwear	2.9	5,118	1.4
Puma	Clothes and footwear	2.7	3,261	0.9
Mc Donald’s	Restaurants	2.4	6,994	1.2
Total		17.4	30,694	7.0

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 2% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent.

We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant's commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenant must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. We determine that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of GLA and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of December 31, 2024:

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA	Alto Palermo	City of Buenos Aires	20,726	1.64
Abasto Shopping (2)		City of Buenos Aires	37,250	2.94
Alto Avellaneda		Province of Buenos Aires	39,851	3.15
Alcorta Shopping		City of Buenos Aires	15,842	1.25
Patio Bullrich		City of Buenos Aires	11,472	0.91
Dot Baires Shopping (3)		City of Buenos Aires	48,010	3.79
Soleil		Province of Buenos Aires	15,673	1.24
Distrito Arcos		City of Buenos Aires	14,502	1.15
Terrazas de Mayo (4)		Province of Buenos Aires	33,700	2.66
Alto Noa		City of Salta	19,428	1.53
Alto Rosario (2)		City of Rosario	35,080	2.77
Mendoza Plaza		City of Mendoza	41,511	3.28
Córdoba Shopping		City of Córdoba	15,604	1.23
La Ribera Shopping		City of Santa Fe	10,544	0.83
Alto Comahue		City of Neuquén	11,704	0.92
Subtotal			370,897(5)	29.29
Cencosud S.A.			279,505(6)	22.07
Other operators			615,838	48.64
Total			1,266,240(7)	100.0

(1)
Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total sqm.
(2)
Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)
Our interest in PAMSA is 80%.
(4)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(5)
As of December 31, 2024.
(6)
As of September 30, 2024.
(7)
As of November 30, 2024.

Source: INDEC.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Offices

The shift in corporate activity to remote or virtual work that resulted from the COVID-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category “A+ and A office buildings in Buenos Aires.

According to Colliers, the fourth quarter of 2024 closes with a vacancy in the order of 16.9% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category A+ properties have an average Rental price of 23.6 USD/sqm and class A properties of 20.1 USD/sqm during the fourth quarter of the year 2024. Regarding the average price per submarket, Norte CABA, Plaza San Martin, Plaza Roma, Puerto Madero, Microcentro Norte and Catalinas reflect the highest with 27.66 USD/sqm, 26.30 USD/sqm, 24.49 USD/sqm, 24.39 USD/sqm, 23.25 USD/sqm and 22.39 USD/sqm respectively.

Management of office buildings

We generally act as the manager of the office properties. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own only part of the floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we are responsible for services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by ourselves.

Leases

We usually lease our offices by using contracts with an average term between three to ten years for corporate offices. In addition, we have two spaces named “Workplace by IRSA”, which we lease as a co-working place, that are fully equipped and all-inclusive by using services contracts with semi-annually and annually average term.

Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our office buildings, as of December 31, 2024:

	Date ofacquisition/development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental incomefor the six-month period ended December 31, 2024 (4)
			(%)		(in millions of ARS)
Offices
AAA & A buildings
Intercontinental Plaza (3)	Dec-14	2,979	100	100	488
Dot Building	Nov-06	11,242	100	80	1,418
Zetta	May-19	32,173	100	80	5,296
Della Paolera 261(5)	Dec-20	3,740	100	100	875
Total AAA & A buildings		50,134	100		8,077
B buildings
Philips	Jun-17	7,940	58.7	100	613
Total B buildings		7,940	58.7		613
Total Offices		58,074	94.3		8,690

(1)
Corresponds to the total leasable surface area of each property as of December 31, 2024. Excludes common areas and parking spaces.
(2)
Calculated by dividing occupied square meters by GLA as of December 31, 2024.
(3)
We own 13.2% of the building that has 22,535 square meters of GLA.
(4)
Corresponds to the accumulated income of the period.
(5)
As of December 31, 2024, we owned 10.4% of the building that has 35,872 square meters of GLA.

Occupancy rate

The following table shows our offices’ occupancy rate (1) as of December 31, 2024 and 2023:

	Occupancy rate (1) As of December 31,
	2024	2023
	(%)
Offices:
Intercontinental Plaza	100.0	100.0
DOT Building	100.0	79.4
Zetta Building	100.0	95.7
Della Paolera 261	100.0	100.0
Philips Building	58.7	33.8
Total	94.3	84.8

(1)
Leased square meters pursuant to lease agreements in effect as of December 31, 2024 and 2023, respectively, over GLA of offices for the same fiscal years.

Annual average income per surface area as of December 31, 2024 and 2023 (1):

	Income per square meter for the six-month periods (1) ended December 31,
	2024	2023
	(ARS/sqm)
Intercontinental Plaza (2)	163,850	123,707
Dot Building	126,102	148,023
Zetta Building	164,622	117,366
Della Paolera 261(3)	233,920	406,390
Philips Building (4)	131,648	121,586

(1)
Calculated by dividing rental income of the period by the GLA of offices based on our interest in each building as of December 31, 2024 and 2023, respectively.
(2)
We own 13.2% of the building, which has 22,535 sqm of GLA.
(3)
We own 10.4% of the building that has 35,872 sqm of GLA. The leasable area includes other common spaces.
(4)
The building is destiny for more than 80% of its sqm to the workplace business.

Hotels

According to the Hotel Vacancy Survey (Encuesta de Ocupación Hotelera or “EOH”) prepared by INDEC, in December 2024, overnight stays at hotel and para-hotel establishments were estimated at 3.7 million, 5.9% less than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 6.7% and 3.6%, respectively. Total travelers who stayed at hotels during December 2024 were 1.5 million, a 3.3% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 4.0% and 1.7%, respectively compared to the previous year. The Room Occupancy Rate in December 2024 was 39.7%, compared to a 43.0% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 31.5%, compared to a 34.0% of the same month the previous year.

We operate in the Hotels sector through three luxury hotels, Intercontinental, Libertador and Llao LLao. As of December 31, 2024, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room ARS (1)	Revenue for the six-month period ended December 31, 2024
		(%)		(%)	ARS	in millions of ARS
Intercontinental (2)	11/01/1997	76.34	313	79.4	173,470	9,850
Libertador (3)	03/01/1998	100.00	200	63.4	124,876	3,228
Llao Llao (4)	06/01/1997	50.00	205	52.1	498,588	17,467
Total			718	67.1	232,707	30,545

(1)
Accumulated average in the six-month period ended December 31, 2024.
(2)
Through Nuevas Fronteras S.A.
(3)
Through Hoteles Argentinos S.A.U.
(4)
Through Llao Llao Resorts S.A.

Others

Our interest in Banco Hipotecario

As of December 31, 2024, we held a 29.2% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of December 2024, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of total assets and thirteenth in terms of loans. As of December 31, 2024, Banco Hipotecario’s shareholders’ equity was ARS 499,297 million, its consolidated assets were ARS 2,883,214 million, and its net income for the six-month period ended December 31, 2024, was ARS 30,359 million. Since 1999, Banco Hipotecario’s shares have been listed on the ByMA in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 million as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023 and ARS 660,512.5 million as of December 31, 2024.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of December 31, 2024, its capital markets debt representing 7% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

On March 27, 2024, Banco Hipotecario approved, through an Ordinary and Extraordinary General Assembly, the payment of a dividend in the sum of ARS 26,500 million in installments. On May 3, 2024, the Central Bank approved the distribution of the dividend. As of the date of this report on Form 6-K, the dividends have been fully paid.

Others Assets

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting on the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which the Company acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive the benefit of approximately a 14.66% of the total sqm and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee.

The aforementioned trust agreement involved the contribution of a building owned by Banco Hipotecario. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. On December 28, 2023, Banco Hipotecario transferred the fiduciary ownership of the aforementioned property in favor of the trustee as a contribution to the trust.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the ByMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of December 31, 2024, IRSA holds a 27.39% interest.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the Company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of December 31, 2024, We are appa S.A. had 63 employees and IRSA’s share of “We are appa” reached 98.67%.

“We are appa’s” mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience.

For the six-month period ended December 31, 2024, ¡appa! users carried out more than 2.3 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 2.2 million visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 27,500 million by 610,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of December 31, 2024, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compará en casa

Compará en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of December 31, 2024, the Company indirectly owned 14.82% of Compara en casa Ltd.

Turismo City

As of December 31, 2024, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of December 31, 2024:

Name of the entity	Country	Main activity	% of ownership interest held by the Company
IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%
Llao Llao Resorts S.A.(1)	Argentina	Hotel	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%
Ritelco S.A.U	Argentina	Investment	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%
Torodur S.A.	Uruguay	Investment	100.00%
EHSA	Argentina	Investment	70.00%
We Are Appa S.A.	Argentina	Design and software development	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%
Fideicomo Shefa V.C.	Argentina	Investment	100.00%
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.65%
Real Estate Develoment LLC	USA	Investment	100.00%
IRSA International LLC	USA	Investment	100.00%
Liveck L.T.D.(2)	British Virgin Islands	Investment	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%

(1)
The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers its majority of votes in the decision making process.
(2)
Includes Tyrus’ and IRSA’s equity interests.

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of December 31, 2024, we held directly and indirectly 29.2% of Banco Hipotecario.

Property, Plant and Equipment

The Company owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties as of December 31, 2024:

Property (6)	Date of Acquisition	Leasable/ Sale sqm / Rooms (1)	Location	Net Book Value in ARS (2)	Use	Occupancy rate (%)
Bouchard 551	Mar-07	–	City of Buenos Aires	4,473	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	11,624	Office Rental	100.0
Dot Building	Nov-06	11,242	City of Buenos Aires	45,564	Office Rental	79.4
Zetta Building	Jun-19	32,173	City of Buenos Aires	137,919	Office Rental	100.0
Phillips Building	Jun-17	8,017	City of Buenos Aires	26,748	Office Rental	50.6
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	32,220	Other Rentals	N/A
Abasto Shopping	Nov-99	37,166	City of Buenos Aires, Argentina	128,912	Shopping Mall	99.5
Alto Palermo Shopping	Dec-97	20,733	City of Buenos Aires, Argentina	155,030	Shopping Mall	99.4
Alto Avellaneda	Dec-97	39,784	Province of Buenos Aires, Argentina	99,956	Shopping Mall	93.7
Alcorta Shopping(16)	Jun-97	15,859	City of Buenos Aires, Argentina	92,741	Shopping Mall	99.9
Patio Bullrich	Oct-98	11,395	City of Buenos Aires, Argentina	45,344	Shopping Mall	91.2
Alto Noa	Nov-95	19,427	City of Salta, Argentina	22,468	Shopping Mall	99.4
Mendoza Plaza	Dec-94	41,511	Mendoza, Argentina	36,291	Shopping Mall	98.6
Alto Rosario	Dec-04	34,858	Santa Fe, Argentina	90,933	Shopping Mall	93.7
Córdoba Shopping –Villa Cabrera (11)	Dec-06	15,368	City of Córdoba, Argentina	27,744	Shopping Mall	99.5
Dot Baires Shopping	May-09	48,018	City of Buenos Aires, Argentina	106,327	Shopping Mall	99.3
Terrazas de Mayo	Dec-24	33,700	Province of Buenos Aires, Argentina	27,194	Shopping Mall	82.3
Soleil Premium Outlet	Jul-10	15,675	Province of Buenos Aires, Argentina	47,860	Shopping Mall	100.0
Distrito Arcos	Dec-14	14,508	City of Buenos Aires, Argentina	49,952	Shopping Mall	100.0
Alto Comahue	Mar-15	11,701	Neuquén, Argentina	37,370	Shopping Mall	99.4
Patio Olmos	Sep-97	–	City of Córdoba, Argentina	9,940	Shopping Mall	N/A
Beruti Parking Space	N/A	–	Ciudad de Buenos Aires	4,724	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	–	City of Buenos Aires	36,833	Land Reserve	N/A
Ramblas del Plata - CABA (Ex Costa Urbana)	Oct-97	866,806	City of Buenos Aires	420,376	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	–	City of Buenos Aires	10,462	Other Rentals	N/A
Paseo Colon Building	May-23	–	City of Buenos Aires	5,761	Other Rentals	N/A
Catalinas Building	May-10	4,937	City of Buenos Aires	21,714	Offices and Other Rentals	100.0
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	9,928	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	98,942	Land Reserve	N/A
Other Developments (15)	N/A	N/A	City of Buenos Aires	565	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	32,326	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	10,980	Hotel	63.9
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	4,630	Hotel	59.4
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	22,331	Hotel	69.3
Others (3)	N/A	N/A	City and Province of Buenos Aires	1,871	Others	N/A

(1)
Total leasable area for each property. Excludes common areas and parking spaces.
(2)
Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)
Includes EH UT.
(4)
Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot.
(5)
Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Madero 1020, Abasto Offices, Suipacha 664, La Adela, Paseo del Sol, Libertador 498, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower.
(6)
Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7)
Through Nuevas Fronteras S.A.
(8)
Through Hoteles Argentinos S.A.U.
(9)
Through Llao Llao Resorts S.A.
(10)
Includes “Terreno Bariloche.”
(11)
The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc.
(12)
Express in number of rooms.
(13)
Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(14)
Includes PH Office Park.
(15)
Includes “Ocampo parking spaces”.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our Q2 Unaudited Condensed Interim Consolidated Financial Statements and related notes appearing elsewhere in this Form 6-K. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Form 6-K.

General

We prepare our Q2 Unaudited Condensed Interim Consolidated Financial Statements in Argentine Pesos and in accordance with IAS 34 “Interim financial reporting”, as issued by the International Accounting Standards Board (“IASB”), and with CNV Rules.

Our Q2 Unaudited Condensed Interim Consolidated Financial Statements and the financial information included elsewhere in this Form 6-K have been prepared in accordance with IAS 34 “Interim financial reporting”. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Q2 Unaudited Condensed Interim Consolidated Financial Statements included in this Form 6-K have been adjusted by applying a general price index. See “Risk Factors—Risks Relating to Argentina.”

Our Q2 Unaudited Condensed Interim Consolidated Financial Statements have been restated for inflation in currency current as of December 31, 2024. Our Audited Consolidated Financial Statements, as filed with our Annual Report, have not been further restated as of the measuring unit current as of December 31, 2024, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

Our profit for the six month-period ended December 31, 2023, as shown for comparative purposes in the Q2 Unaudited Condensed Interim Consolidated Financial Statements included as Exhibit 99.1 in this Form 6-K, differs from profit for the six month-period ended December 31, 2023 as shown in the Q2 Unaudited Condensed Interim Consolidated Financial Statements as filed with the CNV, by an amount equal to Ps. 13,022 million. Such variation is as a result of an adjustment made to the Q2 Unaudited Condensed Interim Consolidated Financial Statements included in this Form 6-K to make it consistent with the audited annual financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC on October 23, 2024.

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Argentine Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	For the six months period ended December, 31	Fiscal year ended June 30,
	2024	2024	2023	2022
		(inter-annual data)
GDP (1)	(2.1)% (2)	(1.7)%	(4.9)%	6.9%
Inflation (IPIM) (3)	11.0%	284.4%	112.8%	57.3%
Inflation (CPI)	21.1%	271.5%	115.6%	64.0%
Depreciation of the Argentine Peso against the U.S. dollar	13.2%	(255.0%)	(105.0%)	(30.9%)
Average exchange rate per USD 1.00 (4)	ARS 968.71	ARS 910.50	ARS 256.50	ARS 125.13

(1)
Represents inter annual growth of the second quarter GDP at constant prices (2004). For the fiscal year information, historical data published by INDEC is maintained, as exposed originally by us in our Annual Report.
(2)
As of September 30, 2024.
(3)
IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(4)
Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina. As of February 26, 2025, the exchange rate was 1,060.25 per U.S. dollar.
Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 2.1% inter annually during the third quarter of 2024, compared to a decrease of 0.8% in the same period of 2023. Nationally, shopping mall sales at current prices in the month of November 2024 relevant to the survey reached a total of ARS 488,824 million, which represents an increase of 134.8% compared to November 2023. Accumulated sales for the first eleven months of the year 2024, represent a 134.8% in current terms and 3.8% increase in real terms as compared to the same period of 2023. The monthly Estimador Mensual de Actividad Económica (“EMAE”) as of November 30, 2024, increased by 0.1% compared to the same month in 2023. As of September 30, 2024, the unemployment rate was at 6.9% of the country’s economically active population, compared to 5.7% as of September 30, 2023. On the other hand, in the second quarter of 2024, the activity rate stood at 48.3% compared to 48.2% in the same quarter of the previous year. While the employment rate maintained in line at 45.0% as of September 30, 2024, compared to 45.5% in the third quarter of the previous year.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. Additionally, a reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter-annual data)
2022	64.0%	57.3%
2023	115.6%	112.8%
2024	271.5%	284.4%
As of December 31,	(inter-annual data)
2023	211.4%	276.4%
2024	117.8%	67.1%
As of December 31,	(six-month period)
2023	106.7%	155.4%
2024	21.1%	11.0%

The current structure of IRSA lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this report on Form 6-K. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e., it is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Argentine Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Argentine Pesos.

Seasonality

Our urban business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Argentine Pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated- liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase the value of our real estate properties measured in Argentine Pesos and an appreciation of the Argentine Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors:

a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods.

b) office buildings, other rental properties, land reserves and buildable potentials, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Argentine Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” in our Annual Report and then determined in Argentine Pesos (our functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings and other properties are now usually settled in Argentine Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2024, 2023 and 2022, we sold and transferred floors of the building for a total area of approximately 3,579 sqm, 9,500 sqm and 9,674 sqm, respectively. On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. As of December 31, 2024, we retain our rights for three floors of the building with an approximate leasable area of 3,740 sqm.

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of GLA on 20 office floors and 178 parking spaces.

On July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with seven office floors and 62 parking lots, acquired by IRSA in 1991, has a GLA of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping malls

During the fiscal years ended June 30, 2024, 2023 and 2022, we maintained the same portfolio of operating shopping malls.

As of December 3, 2024, we completed the acquisition of the “Terrazas de Mayo”. This property is located in the Malvinas Argentina’s district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

Business Segment Information

IFRS Accounting Standards 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by our Chief Operating Decision Maker (“CODM”). According to IFRS Accounting Standards 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain.

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

Below is the segment information which was prepared as follows:

The Company operates in the following segments:

●
The “Shopping Malls” segment includes results principally consisting of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

●
The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

●
The “Hotels” segment includes the operating results mainly consisting of room, catering and restaurant revenues.

●
The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as GCDI and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS Accounting Standards. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and FPC as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summary of the company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income (and statement of financial position, where applicable) for the six-month periods ended December 31, 2024 and 2023:

	Six-Month period ended December 31, 2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in millions of ARS)
Revenues	170,141	(949)	42,949	-	212,141
Costs	(38,106)	88	(43,189)	-	(81,207)
Gross profit / (loss)	132,035	(861)	(240)	-	130,934
Net (loss) / gain from fair value adjustment of investment properties	(232,859)	(214)	-	-	(233,073)
General and administrative expenses	(28,519)	158	-	62	(28,299)
Selling expenses	(9,747)	59	-	-	(9,688)
Other operating results, net	(9,723)	(8)	135	(62)	(9,658)
(Loss) / profit from operations	(148,813)	(866)	(105)	-	(149,784)
Share of profit of associates and joint ventures	24,061	716	-	-	24,777
Segment (loss) / profit	(124,752)	(150)	(105)	-	(125,007)
Reportable assets	2,164,897	649	-	336,260	2,501,806
Reportable liabilities (i)	-	-	-	(1,265,266)	(1,265,266)
Net reportable assets	2,164,897	649	-	(929,006)	1,236,540

	Six-Month period ended December 31, 2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in millions of ARS)
Revenues	183,583	(997)	38,350	-	220,936
Costs	(32,290)	122	(39,163)	-	(71,331)
Gross profit / (loss)	151,293	(875)	(813)	-	149,605
Net gain from fair value adjustment of investment properties	302,609	(2,483)	-	-	300,126
General and administrative expenses	(31,801)	118	-	174	(31,509)
Selling expenses	(12,555)	87	-	-	(12,468)
Other operating results, net	(1,651)	(15)	320	(174)	(1,520)
Profit / (loss) from operations	407,895	(3,168)	(493)	-	404,234
Share of profit of associates and joint ventures	41,310	2,083	-	-	43,393
Segment profit / (loss)	449,205	(1,085)	(493)	-	447,627
Reportable assets	3,113,813	7,539	-	474,348	3,595,700
Reportable liabilities (i)	-	-	-	(1,771,446)	(1,771,446)
Net reportable assets	3,113,813	7,539	-	(1,297,098)	1,824,254

(1)
Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 34 as of December 31, 2024.

Below is a summarized analysis of our operating segments for the six-month periods ended December 31, 2024 and 2023:

	Six-Month period ended December 31, 2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in millions of ARS)
Revenues	120,943	8,690	6,894	30,545	3,069	170,141
Costs	(8,461)	(634)	(8,187)	(19,057)	(1,767)	(38,106)
Gross profit / (loss)	112,482	8,056	(1,293)	11,488	1,302	132,035
Net gain / (loss) from fair value adjustment of investment properties	119,242	(104,714)	(247,216)	-	(171)	(232,859)
General and administrative expenses	(13,745)	(1,133)	(5,373)	(5,463)	(2,805)	(28,519)
Selling expenses	(5,435)	(224)	(1,031)	(2,357)	(700)	(9,747)
Other operating results, net	(280)	56	(11,586)	(296)	2,383	(9,723)
Profit / (loss) from operations	212,264	(97,959)	(266,499)	3,372	9	(148,813)
Share of profit of associates and joint ventures	-	-	-	-	24,061	24,061
Segment profit / (loss)	212,264	(97,959)	(266,499)	3,372	24,070	(124,752)

Investment properties and trading properties	994,539	245,837	653,566	-	2,337	1,896,279
Investment in associates and joint ventures	-	-	-	-	171,650	171,650
Other operating assets	3,827	394	48,177	38,542	6,028	96,968
Reportable assets	998,366	246,231	701,743	38,542	180,015	2,164,897

	Six-Month period ended December 31, 2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in millions of ARS)
Revenues	122,405	7,648	9,858	41,094	2,578	183,583
Costs	(6,335)	(618)	(5,355)	(18,231)	(1,751)	(32,290)
Gross profit	116,070	7,030	4,503	22,863	827	151,293
Net gain / (loss) from fair value adjustment of investment properties	331,033	1,015	(30,245)	-	806	302,609
General and administrative expenses	(14,100)	(1,161)	(5,601)	(5,954)	(4,985)	(31,801)
Selling expenses	(5,370)	(250)	(3,713)	(2,800)	(422)	(12,555)
Other operating results, net	(1,196)	(126)	(2,165)	(307)	2,143	(1,651)
Profit / (loss) from operations	426,437	6,508	(37,221)	13,802	(1,631)	407,895
Share of profit of associates and joint ventures	-	-	-	-	41,310	41,310
Segment profit / (loss)	426,437	6,508	(37,221)	13,802	39,679	449,205

Investment properties and trading properties	1,163,618	483,597	1,177,892	-	5,034	2,830,141
Investment in associates and joint ventures	-	-	-	-	169,747	169,747
Other operating assets	3,007	479	65,296	38,645	6,498	113,925
Reportable assets	1,166,625	484,076	1,243,188	38,645	181,279	3,113,813

Results of operations for the six-month periods ended December 31, 2024 and 2023

Below is a summary of the Company’s operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the six-month periods ended December 31, 2024 and 2023.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.
	(in Millions of ARS)
Revenues	170,141	183,583	(13,442)	(949)	(997)	48	42,949	38,350	4,599	-	-	-	212,141	220,936	(8,795)
Costs	(38,106)	(32,290)	(5,816)	88	122	(34)	(43,189)	(39,163)	(4,026)	-	-	-	(81,207)	(71,331)	(9,876)
Gross profit / (loss)	132,035	151,293	(19,258)	(861)	(875)	14	(240)	(813)	573	-	-	-	130,934	149,605	(18,671)
Net gain / (loss) from fair value adjustment of investment properties	(232,859)	302,609	(535,468)	(214)	(2,483)	2,269	-	-	-	-	-	-	(233,073)	300,126	(533,199)
General and administrative expenses	(28,519)	(31,801)	3,282	158	118	40	-	-	-	62	174	(112)	(28,299)	(31,509)	3,210
Selling expenses	(9,747)	(12,555)	2,808	59	87	(28)	-	-	-	-	-	-	(9,688)	(12,468)	2,780
Other operating results, net	(9,723)	(1,651)	(8,072)	(8)	(15)	7	135	320	(185)	(62)	(174)	112	(9,658)	(1,520)	(8,138)
(Loss) / profit from operations	(148,813)	407,895	(556,708)	(866)	(3,168)	2,302	(105)	(493)	388	-	-	-	(149,784)	404,234	(554,018)
Share of profit / (loss) of associates and joint ventures	24,061	41,310	(17,249)	716	2,083	(1,367)	-	-	-	-	-	-	24,777	43,393	(18,616)
Segment (loss) / profit	(124,752)	449,205	(573,957)	(150)	(1,085)	935	(105)	(493)	388	-	-	-	(125,007)	447,627	(572,634)
Reportable assets	2,164,897	3,113,813	(948,916)	649	7,539	(6,890)	-	-	-	336,260	474,348	(138,088)	2,501,806	3,595,700	(1,093,894)
Reportable liabilities	-	-	-	-	-	-	-	-	-	(1,265,266)	(1,771,446)	506,180	(1,265,266)	(1,771,446)	506,180
Net reportable assets	2,164,897	3,113,813	(948,916)	649	7,539	(6,890)	-	-	-	(929,006)	(1,297,098)	368,092	1,236,540	1,824,254	(587,714)

Below is a summary analysis of our operating segments by products and services for the six-month periods ended December 31, 2024 and 2023.

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.	12.31.24	12.31.23	Var.
	(in Millions of ARS)
Revenues	120,943	122,405	(1,462)	8,690	7,648	1,042	6,894	9,858	(2,964)	30,545	41,094	(10,549)	3,069	2,578	491	170,141	183,583	(13,442)
Costs	(8,461)	(6,335)	(2,126)	(634)	(618)	(16)	(8,187)	(5,355)	(2,832)	(19,057)	(18,231)	(826)	(1,767)	(1,751)	(16)	(38,106)	(32,290)	(5,816)
Gross profit / (loss)	112,482	116,070	(3,588)	8,056	7,030	1,026	(1,293)	4,503	(5,796)	11,488	22,863	(11,375)	1,302	827	475	132,035	151,293	(19,258)
Net gain / (loss) from fair value adjustment of investment properties	119,242	331,033	(211,791)	(104,714)	1,015	(105,729)	(247,216)	(30,245)	(216,971)	-	-	-	(171)	806	(977)	(232,859)	302,609	(535,468)
General and administrative expenses	(13,745)	(14,100)	355	(1,133)	(1,161)	28	(5,373)	(5,601)	228	(5,463)	(5,954)	491	(2,805)	(4,985)	2,180	(28,519)	(31,801)	3,282
Selling expenses	(5,435)	(5,370)	(65)	(224)	(250)	26	(1,031)	(3,713)	2,682	(2,357)	(2,800)	443	(700)	(422)	(278)	(9,747)	(12,555)	2,808
Other operating results, net	(280)	(1,196)	916	56	(126)	182	(11,586)	(2,165)	(9,421)	(296)	(307)	11	2,383	2,143	240	(9,723)	(1,651)	(8,072)
Profit / (loss) from operations	212,264	426,437	(214,173)	(97,959)	6,508	(104,467)	(266,499)	(37,221)	(229,278)	3,372	13,802	(10,430)	9	(1,631)	1,640	(148,813)	407,895	(556,708)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	24,061	41,310	(17,249)	24,061	41,310	(17,249)
Segment profit / (loss)	212,264	426,437	(214,173)	(97,959)	6,508	(104,467)	(266,499)	(37,221)	(229,278)	3,372	13,802	(10,430)	24,070	39,679	(15,609)	(124,752)	449,205	(573,957)
Reportable assets	998,366	1,166,625	(168,259)	246,231	484,076	(237,845)	701,743	1,243,188	(541,445)	38,542	38,645	(103)	180,015	181,279	(1,264)	2,164,897	3,113,813	(948,916)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	998,366	1,166,625	(168,259)	246,231	484,076	(237,845)	701,743	1,243,188	(541,445)	38,542	38,645	(103)	180,015	181,279	(1,264)	2,164,897	3,113,813	(948,916)

Revenues six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Revenues from the Shopping Malls segment decreased by 1.2% from ARS 122,405 million during the six-month period ended December 31, 2023, to ARS 120,943 million during the six-month period ended December 31, 2024. This decrease was mainly due to: (i) a decrease of ARS 21,528 million in contingent rent revenue; (ii) a decrease of ARS 113 million in other rents and services; partially offset by (iii) an increase of ARS 15,799 million in base rent revenue; (iv) an increase of ARS 2,267 million in commission income; (v) an increase of ARS 1,098 million in admission rights; (vi) an increase of ARS 958 million in parking revenue due to rate increases above inflation; and (vii) an increase of ARS 58 million in management and administration services. Although base rent revenue increased compared to the previous period, tenants’ real sales were 8.5% lower than in the same period of the prior fiscal year, mainly due to a decline in consumption and the fact that inflation in the apparel and food sectors was lower than overall inflation which impacted the reduction of the contingent rent. Additionally, the increase in admission fees corresponds to changes in contract negotiations carried out during the last quarter of the fiscal year ended June 30, 2024.

Offices. Revenues from the Offices segment increased by 13.6% from ARS 7,648 million during the six-month period ended December 31, 2023, to ARS 8,690 million during the six-month period ended December 31, 2024. This variation was mainly due to a 13.6% increase in rental revenues, from ARS 7,606 million for the six-month period ended December 31, 2023, to ARS 8,642 million for the six-month period ended December 31, 2024. While rental rates remained stable in USD, overall occupancy increased, mainly in the Dot Building and Coworking spaces. Additionally, the average exchange rate applied to invoicing during this semester was 30% higher than inflation compared to the average of the prior period.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 30.1% decrease from ARS 9,858 million during the six-month period ended December 31, 2023, to ARS 6,894 million during the six-month period ended December 31, 2024. This decrease is mainly explained by the fact that, during the six-month period ended December 31, 2023, Vista al Muelle S.A. sold two lots in Canelones (Uruguay) for an amount higher than the sales recorded in the six-month period ended December 31, 2024, which included the sale of a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by Vista al Muelle S.A.

Hotels. Revenues from our Hotels segment decreased by 25.7% from ARS 41,094 million during the six-month period ended December 31, 2023, to ARS 30,545 million during the six-month period ended December 31, 2024, mainly due to a decline in both revenue and occupancy levels. This decrease is mainly explained by a drop in international tourism inflows resulting from exchange rate competitiveness in the country.

Others. Revenues from the Others segment increased by 19.0% from ARS 2,578 million during the six-month period ended December 31, 2023, to ARS 3,069 million during the six-month period ended December 31, 2024, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (La Rural S.A. - OFC S.R.L. - OGDEN S.A – Entretenimiento Universal S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Costs associated with the Shopping Malls segment increased by 33.6%, from ARS 6,335 million during the six-month period ended December 31, 2023, to ARS 8,461 million during the six-month period ended December 31, 2024, mainly due to: (i) an increase of ARS 1,072 million in fees and compensation for services due to higher fees for digital content; (ii) an increase of ARS 414 million in amortization and depreciation charges; (iii) an increase of ARS 308 million in the cost of sales of goods and services; (iv) an increase of ARS 300 million in salaries, social security charges, and other personnel expenses; (v) an increase of ARS 77 million in rents and expenses; (vi) an increase of ARS 76 million in taxes, rates, and contributions; partially offset by: (vii) a decrease of ARS 70 million in maintenance, security, cleaning, repairs, and similar charges; and (viii) a decrease of ARS 53 million in banking expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 5.2% during the six-month period ended December 31, 2023, to 7.0% during the six-month period ended December 31, 2024.

Offices. Costs associated with the Offices segment increased by 2.6%, from ARS 618 million during the six-month period ended December 31, 2023, to ARS 634 million during the six-month period ended December 31, 2024, mainly due to: (i) an increase of ARS 48 million in rents and expenses; (ii) an increase of ARS 10 million in taxes, rates, and contributions; (iii) an increase of ARS 4 million in fees and compensation for services; partially offset by: (iv) a decrease of ARS 24 million in maintenance, security, cleaning, repairs, and similar charges; (v) a decrease of ARS 17 million in amortization and depreciation charges; (vi) a decrease of ARS 3 million in salaries, social security charges, and other personnel expenses; and (vii) a decrease of ARS 1 million in banking expenses. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 8.1% during the six-month period ended December 31, 2023, to 7.3% during the six-month period ended December 31, 2024.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 52.9% increase, from ARS 5,355 million during the six-month period ended December 31, 2023, to ARS 8,187 million during the six-month period ended December 31, 2024 mainly due to: (i) higher costs for the sale of goods and services of ARS 2,455 million, mainly explained by the sale of a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers,” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by Vista al Muelle S.A.; (ii) an increase of ARS 226 million in rents and expenses; (iii) an increase of ARS 148 million in salaries, social security charges, and other personnel expenses; (iv) an increase of ARS 112 million in taxes, rates, and contributions; (v) an increase of ARS 17 million in travel, mobility, and stationery expenses; (vi) an increase of ARS 5 million in amortization and depreciation charges; partially offset by: (vii) a decrease of ARS 77 million in maintenance, security, cleaning, repairs, and similar charges; and (viii) a decrease of ARS 57 million in fees and compensation for services. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 54.3% during the six-month period ended December 31, 2023, to 118.8% during the six-month period ended December 31, 2024.

Hotels. Costs in the Hotels segment increased by 4.5%, from ARS 18,231 million during the six-month period ended December 31, 2023, to ARS 19,057 million during the six-month period ended December 31, 2024, mainly as a result of (i) an increase of ARS 1,676 million in salaries, social security charges, and other personnel expenses; (ii) an increase of ARS 81 million in travel, mobility, and stationery expenses; partially offset by: (iii) a decrease of ARS 373 million in food, beverages, and other hotel-related expenses; (iv) a decrease of ARS 340 million in fees and compensation for services; (v) a decrease of ARS 113 million in other charges; (vi) a decrease of ARS 54 million in maintenance, security, cleaning, repairs, and similar charges; and (vii) a decrease of ARS 43 million in amortization and depreciation charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 44.4% during the six-month period ended December 31, 2023, to 62.4% during the six-month period ended December 31, 2024.

Others. Costs in the Others segment increased by 0.9%, from ARS 1,751 million during the six-month period ended December 31, 2023, to ARS 1,767 million during the six-month period ended December 31, 2024, mainly as a result of: (i) an increase of ARS 153 million in amortization and depreciation charges; (ii) an increase of ARS 39 million in fees and compensation for services; (iii) an increase of ARS 13 million in travel, mobility, and stationery expenses; partially offset by: (iv) a decrease of ARS 104 million in other charges; (v) a decrease of ARS 47 million in maintenance, security, cleaning, repairs, and similar charges; (vi) a decrease of ARS 26 million in salaries, social security charges, and other personnel expenses; and (vii) a decrease of ARS 10 million in taxes, rates, and contributions. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 67.9% during the six-month period ended December 31, 2023, to 57.6% during the six-month period ended December 31, 2024.

Gross profit six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 3.1%, from a profit of ARS 116,070 million during the six-month period ended December 31, 2023, to an ARS 112,482 million profit million during the six-month period ended December 31, 2024, mainly due to the decrease in revenues mentioned above. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 94.8% positive during the six-month period ended December 31, 2023, to 93.0% positive during the six-month period ended December 31, 2024.

Offices. Gross profit from the Offices segment increased by 14.6%, from a profit of ARS 7,030 million during the six-month period ended December 31, 2023, to an ARS 8,056 million profit million during the six-month period ended December 31, 2024. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 91.9% positive during the six-month period ended December 31, 2023, to 92.7% positive during the six-month period ended December 31, 2024.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment decreased by 128.7%, from a profit of ARS 4,503 million during the six-month period ended December 31, 2023, to an ARS 1,293 million loss during the six-month period ended December 31, 2024. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 45.7% positive during the six-month period ended December 31, 2023, to 18.8% negative during the six-month period ended December 31, 2024.

Hotels. Gross profit / (loss) from the Hotels segment decreased by 49.8%, from a profit of ARS 22,863 million during the six-month period ended December 31, 2023, to an ARS 11,488 million profit during the six-month period ended December 31, 2024. Gross profit / (loss) from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 55.6% positive during the six-month period ended December 31, 2023, to 37.6% positive during the six-month period ended December 31, 2024.

Others. Gross profit from the Others segment increased by 57.4%, from a profit of ARS 827 million during the six-month period ended December 31, 2023, to an ARS 1,302 million profit during the six-month period ended December 31, 2024. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 32.1% positive during the six-month period ended December 31, 2023, to 42.4% positive during the six-month period ended December 31, 2024.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net gain / (loss) from fair value adjustment of investment properties six-month period ended December 31, 2024 vs December 31, 2023

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, decreased by ARS 533,199 million, from a net gain of ARS 300,126 million during the six-month period ended December 31, 2023, to a net loss of ARS 233,073 million during the six-month period ended December 31, 2024.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a gain of ARS 302,609 million (out of which an ARS 331,033 million gain derives from our Shopping Malls segment; an ARS 1,015 million gain from our Offices segment; an ARS 30,245 million loss from our Sales and Developments segment and an ARS 806 million gain from our Others segment) during the six-month period ended December 31, 2023, to a loss of ARS 232,859 million during the six-month period ended December 31, 2024 (out of which an ARS 119,242 million gain derives from our Shopping Malls segment; an ARS 104,714 million loss from our Offices segment; an ARS 247,216 million loss from our Sales and Developments segment and an ARS 171 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) a net positive result of ARS 51,665 million due to the variation in the projected revenue growth rate, the conversion of projected cash flows in Argentine Pesos to U.S. dollars based on the projected exchange rate estimates used in the cash flow, and the change in the valuation date; (ii) a positive impact of ARS 101,238 million resulting from the conversion to Argentine Pesos of the dollar-denominated value of shopping malls based on the period-end exchange rate; and (iii) a decrease of 189 basis points in the discount rate applied to cash flows and 155 basis points in the perpetuity discount rate, mainly driven by a reduction in the country risk premium and the cost of debt components of the WACC discount rate used to discount cash flows, which generated an increase in the value of shopping malls of ARS 122,247 million.

Additionally, due to the impact of the inflation adjustment, ARS 144,967 million were reclassified from Net gain / (loss) from fair value adjustment of investment properties to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The Argentine market for office buildings, land reserves, and other properties is a liquid market with substantial participation from counterparties that frequently engage in purchase and sale transactions. This situation allows for the observation of relevant and representative purchase and sale prices in the market. Accordingly, the “Market Approach” technique (market comparable values) is used to determine the fair value of the Office and Other segments, with price per square meter being the most representative metric. In our Office segment and Sales and developments segment, the value in real terms decreased by 28.35% during the six-month period ended December 31, 2024, due to the variation in the implicit exchange rate for the period, which was below inflation. In the six-month period ended December 31, 2024, we sold parking spaces in the Libertador 498 building and floors of the “261 Della Paolera” tower. In the six-month period ended December 31, 2023, we sold the Maple Building, parking spaces in the Libertador 498 building, and floors of the “261 Della Paolera” tower.

General and administrative expenses six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. The general and administrative expenses of Shopping Malls decreased by 2.5%, from ARS 14,100 million during the six-month period ended December 31, 2023, to ARS 13,745 million during the six-month period ended December 31, 2024, mainly as a result of: (i) a decrease of ARS 346 million in fees and compensation for services due to lower accounting and legal fees; (ii) a decrease of ARS 283 million in salaries, social security contributions, and other personnel expenses due to lower expenses related to bonuses paid to employees; (iii) a decrease of ARS 60 million in amortization and depreciation charges; (iv) a decrease of ARS 47 million in travel expenses, mobility, and office supplies; (v) a decrease of ARS 22 million in bank charges; partially offset by (vi) an increase of ARS 215 million in directors' fees; (vii) an increase of ARS 127 million in maintenance, security, cleaning, repairs, and related expenses; and (viii) an increase of ARS 64 million in rent and expenses. General and Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 11.5% during the six-month period ended December 31, 2023, to 11.4% during the six-month period ended December 31, 2024.

Offices. The general and administrative expenses of our Offices segment decreased by 2.4%, from ARS 1,161 million during the six-month period ended December 31, 2023, to ARS 1,133 million during the six-month period ended December 31, 2024, mainly as a result of: (i) a decrease of ARS 27 million in fees and compensation for services due to lower accounting and legal fees; (ii) a decrease of ARS 24 million in salaries, social security contributions, and other personnel expenses due to lower expenses related to bonuses paid to employees; (iii) a decrease of ARS 5 million in amortization and depreciation charges; partially offset by (iv) an increase of ARS 17 million in directors' fees; and (v) an increase of ARS 11 million in maintenance, security, cleaning, repairs, and related expenses. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 15.2% during the six-month period ended December 31, 2023, to 13.0% during the six-month period ended December 31, 2024.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 4.1%, from ARS 5,601 million during the six-month period ended December 31, 2023, to ARS 5,373 million during the six-month period ended December 31, 2024. This variation is mainly explained by lower accounting and legal fees. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 56.8% during the six-month period ended December 31, 2023, to 77.9% during the six-month period ended December 31, 2024.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 8.2%, from ARS 5,954 million during the six-month period ended December 31, 2023, to ARS 5,463 million during the six-month period ended December 31, 2024, mainly as a result of: (i) a decrease of ARS 743 million in fees and compensation for services; (ii) a decrease of ARS 108 million in bank charges; (iii) a decrease of ARS 67 million in taxes, rates, and contributions; (iv) a decrease of ARS 57 million in other expenses; partially offset by (v) an increase of ARS 376 million in salaries, social security contributions, and other personnel expenses; (vi) an increase of ARS 87 million in maintenance, security, cleaning, repairs, and related expenses; and (vii) an increase of ARS 22 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 14.5% during the six-month period ended December 31, 2023, to 17.9% during the six-month period ended December 31, 2024.

Others. General and administrative expenses associated with our Others segment decreased by 43.7%, from ARS 4,985 million during the six-month period ended December 31, 2023, to ARS 2,805 million during the six-month period ended December 31, 2024, mainly due to: (i) a decrease of ARS 2,121 million in directors' fees due to a reduction in the provision for this expense; (ii) a decrease of ARS 35 million in fees and compensation for services due to lower accounting and legal fees; (iii) a decrease of ARS 31 million in other expenses; (iv) a decrease of ARS 12 million in maintenance, repairs, and services; (v) a decrease of ARS 6 million in salaries, social security contributions, and other personnel expenses; (vi) a decrease of ARS 3 million in travel expenses, mobility, and office supplies; and (vii) a decrease of ARS 2 million in rent and expenses; partially offset by: (viii) an increase of ARS 17 million in bank charges; (ix) an increase of ARS 12 million in amortization and depreciation charges. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 193.4% during the six-month period ended December 31, 2023, to 91.4% during the six-month period ended December 31, 2024.

Selling expenses six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 1.2%, from ARS 5,370 million during the six-month period ended December 31, 2023, to ARS 5,435 million during the six-month period ended December 31, 2024, mainly as a result of: (i) an increase of ARS 253 million in taxes, fees, and contributions due to higher real estate taxes, which increased above the inflation rate; (ii) an increase of ARS 218 million in bad debts (charge and recovery, net); (iii) an increase of ARS 60 million in amortization and depreciation charges; partially offset by (iv) a decrease of ARS 230 million in salaries, social security contributions, and other personnel expenses; (v) a decrease of ARS 201 million in advertising, promotions, and other marketing expenses; (vi) a decrease of ARS 30 million in fees and compensation for services; (vii) a decrease of ARS 2 million in rents and expenses; (viii) a decrease of ARS 2 million in travel, mobility, and office supplies; and (ix) a decrease of ARS 1 million in maintenance, security, cleaning, repairs, and related costs. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.4% during the six-month period ended December 31, 2023, to 4.5% during the six-month period ended December 31, 2024.

Offices. Selling expenses associated with our Offices segment decreased by 10.4%, from ARS 250 million during the six-month period ended December 31, 2023, to ARS 224 million during the six-month period ended December 31, 2024. Such variation was mainly generated as a result of: (i) a decrease of ARS 17 million in salaries, social security contributions, and other personnel expenses due to lower severance charges; (ii) a decrease of ARS 11 million in taxes, fees, and contributions; (iii) a decrease of ARS 6 million in bad debts (charge and recovery, net); (iv) a decrease of ARS 2 million in fees and compensation for services; (v) a decrease of ARS 1 million in amortization and depreciation charges; partially offset by (vi) an increase of ARS 11 million in advertising, marketing, and other commercial expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 3.3% during the six-month period ended December 31, 2023, to 2.6% during the six-month period ended December 31, 2024.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 72.2%, from ARS 3,713 million during the six-month period ended December 31, 2023, to ARS 1,031 million during the six-month period ended December 31, 2024. The variation is mainly explained by lower expenses incurred in the sale of properties, caused by a decrease in sales compared to the six-month period ended December 2023. Such variation was mainly generated by: (i) a decrease of ARS 1,581 million in taxes, fees, and contributions due to lower sealing expenses and notary fees; (ii) a decrease of ARS 1,289 million in fees and compensation for services; (iii) a decrease of ARS 90 million in salaries, social security contributions, and other personnel expenses; partially offset by (iv) an increase of ARS 287 million in advertising, marketing, and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 37.7% during the six-month period ended December 31, 2023, to 15.0% during the six-month period ended December 31, 2024.

Hotels. Selling expenses associated with our Hotels segment decreased by 15.8%, from ARS 2,800 million during the six-month period ended December 31, 2023, to ARS 2,357 million during the six-month period ended December 31, 2024, mainly as a result of: (i) a decrease of ARS 418 million in taxes, fees, and contributions; (ii) a decrease of ARS 51 million in fees and compensation for services; partially offset by (iii) an increase of ARS 21 million in travel, mobility, and office supplies; and (iv) an increase of ARS 4 million in advertising, marketing, and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 6.8% during the six-month period ended December 31, 2023, to 7.7% during the six-month period ended December 31, 2024.

Others. Selling expenses associated with our Others segment increased by 65.9%, from ARS 422 million during the six-month period ended December 31, 2023, to ARS 700 million during the six-month period ended December 31, 2024. This was mainly due to increased commercial activities carried out by We are Appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 16.4% during the six-month period ended December 31, 2023, to 22.8% during the six-month period ended December 31, 2024.

Other operating results, net six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 76.6%, from a net loss of ARS 1,196 million during the six-month period ended December 31, 2023, to a net loss of ARS 280 million during the six-month period ended December 31, 2024, mainly as a result of: (i) a lower charge for lawsuits of ARS 1,591 million; (ii) a lower charge for management fees of ARS 44 million; partially offset by (iii) a decrease of ARS 678 million in interest earned from operating assets due to improved collection periods, resulting in lower interest income; and (iv) an increase of ARS 88 million in donations. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.0% negative during the six-month period ended December 31, 2023, to 0.2% negative during the six-month period ended December 31, 2024.

Offices. Other operating results, net associated with our Offices segment varied by 144.4%, from a net loss of ARS 126 million during the six-month period ended December 31, 2023, to a net profit of ARS 56 million during the six-month period ended December 31, 2024, mainly as a consequence of (i) a lower charge for lawsuits of ARS 142 million; (ii) an increase of ARS 55 million in interest/bonuses earned from operating assets; partially offset by (iii) a higher charge of ARS 8 million for donations; and (iv) an increase of ARS 7 million in other items. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.6% negative during the six-month period ended December 31, 2023, to 0.6% positive during the six-month period ended December 31, 2024.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 435.2%, from a net loss of ARS 2,165 million during the six-month period ended December 31, 2023, to a net loss of ARS 11,586 million during the six-month period ended December 31, 2024, mainly due to (i) a loss of ARS 11,849 million from impairment in intangible assets for the six-month period ended December 31, 2024; (ii) a higher charge of ARS 35 million for donations; (iii) a lower gain of ARS 35 million in interest earned from operating assets; partially offset by (iv) a lower negative result of ARS 1,895 million from the sale of a joint venture, which corresponds to the sale of Quality Invest S.A. during the six-month period ended December 31, 2023; (v) a decrease in other operating results by ARS 301 million; (vi) a decrease of ARS 232 million in management fees; and (vii) a lower charge for lawsuits of ARS 59 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 22.0% negative during the six-month period ended December 31, 2023, to 168.1% negative during the six-month period ended December 31, 2024.

Hotels. Other operating results, net associated with the Hotels segment varied by 3.6%, from a net loss of ARS 307 million during the six-month period ended December 31, 2023, to a net loss of ARS 296 million during the six-month period ended December 31, 2024, mainly due to: (i) a higher charge for lawsuits of ARS 117 million, partially offset by (ii) a decrease of ARS 106 million in other charges. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.7% negative during the six-month period ended December 31, 2023, to 1.0% negative during the six-month period ended December 31, 2024.

Others. Other operating results, net associated with the Others segment varied by 11.2%, from a net profit of ARS 2,143 million during the six-month period ended December 31, 2023, to a net profit of ARS 2,383 million during the six-month period ended December 31, 2024, mainly due to: (i) a positive result from the sale of associates of ARS 2,049 million during the six-month period ended December 31, 2024; (ii) a lower charge of ARS 110 million for lawsuits and other contingencies; (iii) a lower charge of ARS 95 million for donations; partially offset by (iv) a lower gain of ARS 1,921 million generated from other operating results; (v) a decrease of ARS 90 million in management fees; and (vi) a lower gain of ARS 3 million from interest earned from operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 83.1% positive during the six-month period ended December 31, 2023, to 77.6% positive during the six-month period ended December 31, 2024.

Operating results Six-month period ended December 31, 2024 vs December 31, 2023

Shopping Malls. Operating results from operations associated with the Shopping Malls segment decreased by 50.2%, from a net profit of ARS 426,437 million during the six-month period ended December 31, 2023, to a net profit of ARS 212,264 million during the six-month period ended December 31, 2024.

Offices. Operating results from operations associated with our Offices segment decreased by 1605.2%, from a net profit of ARS 6,508 million during the six-month period ended December 31, 2023, to a net loss of ARS 97,959 million during the six-month period ended December 31, 2024. The variation is mainly due to a decrease of ARS 105,729 million in the result from changes in the fair value of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 85.1% positive during the six-month period ended December 31, 2023, to 1,127.3% negative during the six-month period ended December 31, 2024.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 616.0%, from a net loss of ARS 37,221 million during the six-month period ended December 31, 2023, to a net loss of ARS 266,499 million during the six-month period ended December 31, 2024. This variation is mainly due to the result from changes in the fair value of investment properties  which was affected by the variation in the implicit exchange rate of the period that was below inflation. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 377.6% negative during the six-month period ended December 31, 2023, to 3,865.7% negative during the six-month period ended December 31, 2024.

Hotels. Operating results from operations associated with the Hotels segment decreased by 75.6%, from a net profit of ARS 13,802 million during the six-month period ended December 31, 2023, to a net profit of ARS 3,372 million during the six-month period ended December 31, 2024. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 33.6% positive during the six-month period ended December 31, 2023, to 11.0% positive during the six-month period ended December 31, 2024.

Others. Operating results from operations associated with the Others segment increased from a net loss of ARS 1,631 million during the six-month period ended December 31, 2023, to a net profit of ARS 9 million during the six-month period ended December 31, 2024. This increase is explained by higher administrative expenses and a positive result in other net operating results.

Share of profit / (loss) of associates and joint ventures six-month period ended December 31, 2024 vs December 31, 2023

The share of profit / (loss) of associates and joint ventures, according to the income statement, decreased by 42.9%, from a net profit of ARS 43,393 million during the six-month period ended December 31, 2023 to a net profit of ARS 24,777 million during the six-month period ended December 31, 2024, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 65.6% decrease, from a profit of ARS 2,083 million during the six-month period ended December 31, 2023, to a profit of ARS 716 million during the six-month period ended December 31, 2024, mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Puerto Retiro S.A. and Cyrsa S.A. is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of profit / (loss) of associates from the Others segment decreased by 41.8%, from a net profit of ARS 41,310 million during the six-month period ended December 31, 2023, to a net profit of ARS 24,061 million during the six-month period ended December 31, 2024, mainly as a result of the variation from our investments in GCDI by ARS 4,011 million positive, La Rural S.A. by ARS 7,224 million positive and Banco Hipotecario S.A. by ARS 13,220 million negative, which is mainly explained by the macroeconomic conditions in Argentina.

Financial results, net

Financial results increased from a loss of ARS 28,757 million during the six-month period ended December 31, 2023, to a gain of ARS 49,586 million during the six-month period ended December 31, 2024. This increase is primarily attributable to a positive outcome from the gain generated by the fair value measurement of financial assets and liabilities at fair value through profit or loss, net, mainly driven by Argentina’s macroeconomic conditions, which caused fluctuations in the value of securities. Additionally, the result includes a foreign exchange gain primarily generated by USD-denominated negotiable obligations, coupled with a positive result from exposure to changes in the purchasing power of the currency, due to holding a net monetary liability position at the beginning of the period, subject to inflation that exceeded the exchange rate variation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 112,666 million for the six-month period ended December 31, 2023, to a profit of ARS 34,450 million for the six-month period ended December 31, 2024. In the six-month period ended December 31, 2024, the deferred tax result reflects a positive outcome, primarily driven by the net effect of changes in the fair value of investment properties.

(Loss) / profit for the period

As a result of the factors described above, the result for the period went from a profit of ARS 306,204 million for the six-month period ended December 31, 2023, to a loss of ARS 40,971 million for the six-month period ended December 31, 2024.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

●
Cash generated by operations;

●
Cash generated by issuance of debt securities;

●
Cash from borrowing and financing arrangements; and

●
Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

●
acquisition of equity interests in companies;

●
payments of dividends; and

●
acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, income from operating activities, sales of investment properties, properties for sale, bank loans obtained, long-term debt incurred, and capital funds.

Cash Flows

The following table shows our cash flow for the six-month periods ended December 31, 2024 and 2023:

	Six-month period ended December 31,
	2024	2023
	(in millions of ARS)
Net cash flow generated by operations	79,218	73,049
Net cash flow (used in) generated by investment activities	(14,843)	112,413
Net cash flow used in financing activities	(60,222)	(196,594)
Net increase / (decrease) in cash and cash equivalents	4,153	(11,132)

As of December 31, 2024, we had a negative working capital of ARS 108,912 million (calculated as current assets less current liabilities as of that date). However, our Management expects that the normal course of business will generate the necessary liquidity, and in addition to, our financing tools and the possibility of selling properties, including those classified at the end of the fiscal year as Investment Properties, will enable us to meet our short-term obligations.

As of the same date, we have cash and cash equivalents for ARS 36,659 million, which represents the total of cash and cash equivalents at a consolidated level, and investments in financial assets for ARS 149,404.

Cash Flow Information

Operating activities

Six-month period ended December 31, 2024

Our operating activities for the six-month period ended December 31, 2024 generated net cash inflows of ARS 79,218 million, mainly due to: (i) operating income of ARS 97,299 million; (ii) a decrease in trading properties of ARS 4,290 million; (iii) a decrease in trade receivables and other receivables of ARS 1.735 million; partially offset by (iv) a decrease in trade and other payables of ARS 17,089 million; and (v) ARS 6,292 million related to Income Tax paid.

Six-month period ended December 31, 2023

Our operating activities for the six-month period ended December 31, 2023 generated net cash inflows of ARS 73,049 million, mainly due to: (i) operating income of ARS 116,291 million; partially offset by (ii) a decrease in trade and other payables of ARS 24,648 million ; (iii) an increase in trade receivables and other receivables of ARS 7,402 million; (iv) ARS 5,612 million related to Income Tax paid; and (v) a decrease in salaries and social security liabilities of ARS 5,368 million.

Investment activities

Six-month period ended December 31, 2024

Our investing activities resulted in net cash outflows of ARS 14,843 million for the six-month period ended December 31, 2024, mainly due to: (i) ARS 142,740 used in the acquisition of investments in financial assets; (ii) ARS 19,402 million used in the acquisition and improvements of investment properties; partially offset by (iii) ARS 134,649 million in proceeds from the realization of investments in financial assets; (iv) ARS 6,545 proceeds from sales of investment properties and (v) ARS 4,849 million in interest received generated by financial assets.

Six-month period ended December 31, 2023

Our investing activities generated net cash inflows of ARS 112,413 million for the six-month period ended December 31, 2023, mainly due to: (i) ARS 241,962 million in proceeds from the realization of investments in financial assets; (ii) ARS 55,876 million from proceeds from the sale of investment properties; (iii) ARS 28,342 million in proceeds from the sale of associates, and joint ventures; partially offset by (iv) ARS 208,567 used in the acquisition of investments in financial assets and (v) ARS 7,125 million used in the acquisition and improvements of investment properties.

Financing activities

Six-month period ended December 31, 2024

Our financing activities for the six-month period ended December 31, 2024, resulted in net cash outflows of ARS 60,222 million, mainly due to: (i) dividends paid in an amount of ARS 70,066 million; (ii) the payment of interest on short term and long term debt of ARS 24,209 million; (iii) the repurchase of non-convertible notes for ARS 18,274 million; (iv) the repurchase of treasury shares for ARS 16,945 million; (v) the payment of borrowings and non-convertible notes of ARS 15,323 million; partially offset by (vi) the borrowings, issuance and new placement of non-convertible notes of ARS 83.643 million.

Six-month period ended December 31, 2023

Our financing activities for the six-month period ended December 31, 2023 resulted in net cash outflows of ARS 196.594 million, mainly due to: (i) Dividends paid for ARS 191,639 million; (ii) the payment of interest on short term and long term debt of ARS 38,457 million; (iii) the payment of borrowings and non-convertible notes of ARS 24,762 million; (iv) the repurchase of treasury shares for ARS 12,803 million; partially offset by (v) the obtaining of short term loans for ARS 61,517; and (vi) the borrowings, issuance and new placement of non-convertible notes of ARS 9.634 million.

Capital expenditures

Six-month period ended December 31, 2024

During the six-month period ended December 31, 2024, we invested ARS 52,589 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,616 million, primarily i) ARS 62 million in buildings and facilities, ii) ARS 356 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 1,177 million, ARS 679 million and ARS 342 million, respectively); (b) improvements in our rental properties for ARS 35,873 million and (c) the development of properties for ARS 14,100 million.

Six-month period ended December 31, 2023

During the six-month period ended December 31, 2023, we invested ARS 9,843 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 1,864 million, primarily i) ARS 61 million in buildings and facilities, ii) ARS 732 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 303 million, ARS 285 million and ARS 483 million, respectively); (b) improvements in our rental properties for ARS 5,758 million and (c) the development of properties for ARS 2,221 million.

Indebtedness

The breakdown of the Company’s borrowings as of December 31, 2024 was as follows:

Total as ofDecember 31, 2024
(in millions of ARS)
Non-convertible notes	412,338
Bank loans and others	11,470
Bank overdrafts	22,835
Other borrowings	2,447
Loans with non-controlling interests	2,197
Total borrowings	451,287
Non-current	224,270
Current	227,017
Total	451,287

The following table sets forth the scheduled maturities of our outstanding debt as of December 31, 2024:

Description	Currency	Annual Average Interest Rate	Nominal value (in millions)	Book value (in millions of ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	135	140,016
IRSA’s 2025 Notes – Series XV	USD	8.00%	54	58,129
IRSA’s 2025 Notes – Series XVI	USD	7.00%	28	29,995
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	25,855
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	22,452
IRSA’s 2025 Notes – Series XIX (2)	ARS	Badlar + 0.99%	26,204	27,281
IRSA’s 2026 Notes – Series XX	USD	6.00%	21	21,860
IRSA’s 2025 Notes – Series XXI	ARS	Badlar + 4.50%	17,013	17,191
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	16,302
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	53,257
Loans with non-controlling interests	USD	Fix	1	2,197
Related Party	ARS	Badlar / Fix	5	1,000
Bank loans	ARS	Variable	—	34,305
Others	USD	Fix	1	1,447
Total				451,287

(1)
As of December 31, 2024, the amortization payment was made for 17.5% of the principal.
(2)
As of February 28, 2025, the 2025 Notes – series XIX were fully cancelled.

Series XIV Notes

As a consequence of the regulations established by the Central Bank, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA Commercial Properties S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000. On February 3, 2023, we announced the full redemption of the Series II notes, which was effective on February 8, 2023, and the Series II notes were fully canceled.

The exchange offered two alternatives:

- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 in cash and USD 514.42 in Series XIV Notes. Under Option A, 60.83% of the notes which participated in the exchange were accepted.

- Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes which participated in the exchange were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, the Series XIV Notes were paid for 17.5% of their nominal value, corresponding to the first capital installment.

Series XIV Notes due 2028 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series XIV Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)
no Event of Default shall have occurred and be continuing;

(b)
IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

(c)
and the aggregate amount of such dividend exceeds the sum of:

(i)
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2020 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)
any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

Series XV and XVI Notes

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

●
Series XV Notes denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment will be in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value.

●
Series XVI Notes denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes

On June 7, 2023, the Company issued in the local market a total amount of USD 25 million of Series XVII Notes denominated and payable in U.S. dollars at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be done in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVIII and XIX Notes

On February 28, 2024, the Company issued in the local market a total amount of USD 52.6 million through the following Notes:

●
Series XVIII Notes denominated and payable in U.S. dollars for a total of USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on February 28, 2027. The issue price was 100.0% of the face value. The proceeds will mainly be used to refinance short-term liabilities and working capital.

●
Series XIX Notes denominated and payable in Argentine Pesos for a total of ARS 26,203.8 million, maturing on February 28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XX and XXI Notes

On June 10, 2024, the Company issued in the local market a total amount of USD 42.0 million through the following Notes:

●
Series XX Notes denominated and payable in U.S. dollars for a total of USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal payment will be in one installment at maturity on June 10, 2026. The issue price was 100.0% of the face value.

●
Series XXI Notes denominated and payable in Argentine Pesos for a total of ARS 17,012.7 million maturing on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

The proceeds will be used mainly to refinance short-term liabilities and working capital.

Series XXII and XXIII Notes

On October 23, 2024, the Company issued in the local market a total amount of USD 67.3 million through the following Notes:

●
Series XXII Notes denominated and payable in U.S. dollars for a total of USD 15.8 million at a fixed rate of 5.75%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2027. The issue price was 100.0% of the face value.

●
Series XXIII Notes denominated and payable in U.S. dollars for a total of USD 51.5 million at a fixed rate of 7.25%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2029. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s World Economic Outlook (“WEO”) as of October 2024, worldwide GDP is expected to grow 3.3% both in 2025 and 2026. The near-term outlook is characterized by divergent paths, while medium-term risks to growth are tilted to the downside. Renewed inflationary pressures could interrupt the monetary policy pivot, with implications for fiscal sustainability and financial stability. In emerging market and developing economies, growth performance in 2025 and 2026 is expected to broadly match that in 2024.

An intensification of protectionist policies, for instance, in the form of a new wave of tariffs, could exacerbate trade tensions, lower investment, reduce market efficiency, distort trade flows, and again disrupt supply chains. Growth could suffer in both the near and medium term, but at varying degrees across economies.

Global inflation is expected to decrease from 4.2% in 2025 to 3.5% in 2026 converging back to target earlier in advanced economies than in emerging market and developing economies, according to IMF’s WEO. While recent empirical studies find high pass-through to import prices, estimates of pass-through to consumer prices are lower and subject to significant uncertainty.

The risk of renewed inflationary pressures could prompt central banks to raise policy rates and intensify monetary policy divergence. Higher-for-even-longer interest rates could worsen fiscal, financial, and external risks.

In addition to risks from economic policy shifts, geopolitical tensions could intensify, leading to renewed spikes in commodity prices. The conflicts in the Middle East and Ukraine could worsen, directly affecting trade routes as well as food and energy prices.

Argentine macroeconomic context

The accumulated CPI, as of January 31, 2025, inflation was recorded at 2.2%, bringing the cumulative inflation between July 1, 2024 and January 31, 2025, reached 23.8%.

Shopping malls sales reached a total ARS 488,824 million in November 2024, which represents a 134.8% increase as compared to November 2023. Accumulated sales for the first eleven months of 2024, represent a 134.8% in current terms and 0.8% increase in real terms as compared to the same period of 2023.

The INDEC reported that, for the year 2024, industrial activity in Argentina increased by 8.4% compared to the year 2023. The textile industry accumulated a 9.6% decrease during the year 2024 as compared to the last year. Moreover, the EMAE as of November 30, 2024, increased by 0.1% compared to the same month in 2023.

Regarding the balance of payments, in the third quarter of 2024 the current account surplus reached USD 1,436 million, with USD 3,762 million allocated to the goods and services trade balance, and USD 2,725 million allocated to the net primary deficit, and a surplus of USD 363 million to net secondary income.

During the third quarter of 2024, the financial account recorded a net capital surplus of USD 1,151 million, which was the result of a net decrease in external financial assets held by residents of USD 1,087 million and a net decrease in external liabilities of USD 2,239 million. This represents an increase in the net capital inflow of USD 3,307 million in relation to with what was estimated for the same quarter of the previous year.

As of September 30, 2024, international reserves reached USD 27,172 million, which implied an accounting decrease of USD 1,850 million compared to the previous quarter. This effect is mainly explained by balance of payments transactions for USD 2,971 million, and by a decrease of USD 1,121 million, driven by the changes in currencies parities.

In local financial markets, the Private Badlar rate in Argentine Pesos ranged from 36.06% to 31.94% in the period from July 2024 to December 2024, averaging 32.88% in December 2024 compared to 33.43% in June 2024. As of December 31, 2024, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,032 per USD 1.00. As of December 31, 2024, Argentina’s country risk decreased by 1,272 basis points in year-on-year terms. The debt premium paid by Argentina was 635 basis points in December 2024, compared to 246 basis points paid by Brazil and 319 basis points paid by Mexico.

                As of March 6, 2025, the Private Badlar rate in Argentine Pesos peaked at 28.875%. As of March 7, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,066.5 per USD 1.00. Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 14.4% above the official exchange rate as of March 7, 2025. As of March 5, 2025, Argentina’s country risk decreased by 896 basis points in year-on-year terms. The debt premium paid by Argentina was at 717 basis points as of March 5, 2025, compared to 226 basis points paid by Brazil and 318 basis points paid by Mexico as of that same date.

Evolution of Shopping Malls in Argentina

In January 2025, the CCI showed a 2.9% increase compared to December 2024, and a 33.11% increase compared to January 2024. Shopping mall sales in the first eleven months of 2024 increased 134.8% in current terms and 0.8% increase in real terms as compared to the same period of 2023.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or virtual work that resulted from the COVID-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to Colliers, the fourth quarter of 2024 closes with a vacancy in the order of 16.9% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category “A+” properties have an average Rental price of 23.6 USD/sqm and class “A” properties of 20.1 USD/sqm during the fourth quarter of the year 2024. Regarding the average price per submarket, Norte CABA, Plaza San Martin, Plaza Roma, Puerto Madero, Microcentro Norte and Catalinas reflect the highest with 27.66 USD/sqm, 26.30 USD/sqm, 24.49 USD/sqm, 24.39 USD/sqm, 23.25 USD/sqm and 22.39 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in November 2024, overnight stays at hotel and para-hotel establishments were estimated at 3.8 million, 4.9% less than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 4.3% and 6.6%, respectively. Total travelers who stayed at hotels during November 2024 were 1.7 million, a 2.1% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 1.0% and 5.2%, respectively. The Room Occupancy Rate in November 2024 was 45.7%, compared to a 48.6% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 34.3%, compared to a 37.0% of the same month the previous year.

Evolution of the Entertainment industry in Argentina

The first half of the fiscal year ended June 30, 2024, was characterized by volatility and uncertainty which are typically related to electoral processes, and the second half of the fiscal year ended June 30, 2024 was characterized by an acceleration in inflation and an impact on economic activity. Both factors have affected the fair and entertainment business. Congress and convention activity has not yet recovered pre-pandemic levels, but there are prospects that Argentina will host important international conferences in the coming years.

The beginning of the fiscal year 2025 shows a slight recovery in the level of activity and a good flow of visitors, which enforce well perspectives for the entertainment segment as economic activity, directly related to the sector, begins to recover. We will continue working on the reduction and efficiency of the cost structure to sustain the profitability of the business and on a long-term strategic plan to cover more segments of the industry.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2024 and for the six-month periods ended December 31, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRSA Inversiones y Representaciones Sociedad Anónima

Date March 10, 2025	By: /s/ Matías I. Gaivironsky Name: Matías I. Gaivironsky Title: Chief Financial and Administrative Officer